/31

Follow-Up Materials

03003632

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME African Marine Minerals

*CURRENT ADDRESS

PROCESSED

**FORMER NAME FEB 11 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3329 FISCAL YEAR 8-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 2/5/03

82-3329

Afri-Can Marine Minerals Corporation



AR/S
8-31-02

ANNUAL REPORT 2002

SEC RULE 12g3-2(b) Exemption
File 82-3329

Corporate profile

Afri-Can Marine Minerals Corp. ("Afri-Can") is a Canadian marine diamond exploration and development company operating mainly off the coast of Namibia where the most valuable resources of gem diamonds have been identified. The Company is one of the largest concession holders in the area with interests in 28 exploration licenses, covering 26,500 square kilometers. The concessions are located in shallow water, north of Luderitz and in deep water near the mouth of the Orange River. The aim of the corporation is to develop and exploit a world-class diamond resource.

The mv Lady S and its onboard equipment





2002 Highlights

Successful reconnaissance sampling program results on Block J:

- 23 "gem" quality diamonds recovered totaling 4.65 carats, largest stone 0.64 carats
- Delineation of 10 million sq. m. of diamondiferous sediment in three main features with the potential of an additional 25 million sq. m. in untested areas

- Interest in Block J increased to 60%
- Appointment of R.W. (Dick) Foster as Resource Development Manager, former Geological Manager with De Beers Marine
- Successfully raised CDN$ 3.0 million during the fiscal year

Subsequent events:

- September 2002: Interest in Block J increased to 70%
- October 2002: Start of the follow-up sampling program on Block J; contract awarded to Gemfarm Investments (PTY) Ltd. with its vessel, the mv Lady S



Table of Contents

Report to our shareholders

Without a doubt the past year was a challenging and exciting one for Afri-Can Marine. The determination and expertise of our technical team combined with a well-planned development strategy, enabled the Corporation to reap the rewards of a successful reconnaissance-sampling program on one of its most promising concessions. The positive results not only confirmed the presence of diamonds but also indicated the concentration of stones in certain areas.

The success obtained from the initial sampling program on Block J moved the Corporation a major step closer to delineating diamond resources. The recovery of 23 gem quality diamonds totaling 4.65 carats is of significant importance as it confirms the existance of diamonds well in excess of normal background concentrations present along and off the West Coast of Namibia. Furthermore, the identification of approximately 10 million sq. m. of diamondiferous sediments combined with the potential for additional extensions thereto of approximately 25 million sq. m., is indicative of a deposit well in excess of the average size of offshore deposits in Namibia. The most exciting result of the program was confirmation of the presence of "gravel wave" formations in one of the features discovered. In fact, Afri-Can is the first company after Namdeb (joint venture between De Beers and the Namibian Government) to discover gravel wave formations. The majority of Namdeb's marine resources lies within gravel waves features.

A bulk-sampling program of this potential gravel wave deposit was initiated in mid-October 2002. The program is designed to determine the continuity of the mineralized zone and establish sufficient quantitative data to support an inferred resource. Further development of Block J will continue throughout 2003.

Another aspect of our business model was brought to the forefront during this past year — *The Corporation's social involvement in Namibia.* Afri-Can reached an agreement with the leaders of four northern provinces, representing more than 50% of the population of Namibia. The terms of the agreement have enabled the four regional councils to acquire a direct interest in the capital of Afri-Can in consideration for which the Ministry of Mines and Energy of Namibia has agreed to grant Afri-Can relinquishment relief on the reduction of our concession areas for the next five years. Given the immediate development needs of these regions, Afri-Can has also agreed to establish work-training programs and upon commencement of commercial production Afri-Can will participate in specific social and economic upliftment programs. This agreement demonstrates the Corporation's commitment to the well-being of the Namibian community.

Afri-Can successfully raised CDN $3.0 million in equity during the year, which permitted the Corporation to forge ahead with its exploration and development strategy in Namibia. The cooperation of our Namibian partners and Government authorities has enabled Afri-Can to invest cautiously to further entrench its position in Namibia and add value for our shareholders.

Our successful exploration activities clearly support the continued implementation of our business plan, originally created in early 2000. Today, Afri-Can is viewed as one of the most active participants in the Namibian marine diamond exploration sector and based on the results of the past year, we look forward to a rewarding future. The Corporation's success would not have been possible without the dedication and perseverance of our management, technical consultants and board of directors. We are especially appreciative of the valuable contributions and assistance of our Namibian partners and government authorities.

Most importantly, we would like to extend our gratitude to our loyal shareholders for their ongoing support. With them, we look forward to exciting and rewarding years ahead, as we strive to achieve our prime objective — *The development and exploitation of a world-class diamond resource.*

Pierre Léveillé
President & CEO

Chris I. von Christierson
Chairman



AFRI-CAN'S MARINE DIAMOND CONCESSIONS


AFRI-CAN MARINE NAMIBIAN CONCESSIONS
AFRI-CAN MARINE EPL AREAS
DE BEERS (NAMDEB) EPL AREAS
NAMCO EPL AREAS
DIAMOND FIELDS EPL AREAS
TRANSHEX (BENCO) EPL AREAS
0
100 km
Conception Bay
Meobbaai
Tsauchab River
Sossusvlei
Black Rock
TARGET BLOCK "J"
Saddle-Hill
Hottentot Bay
Marshall Rocks
LUDERITZ
Elizabeth Bay
TARGET NAMIBIAN GEMSTONES
NAMIBIA
Chamais Bay
ORANJEMUND
Alexander Bay
SOUTH AFRICA
NAMIBIA
SOUTH AFRICA

AFRI-CAN'S NORTHERN CONCESSIONS

Afri-Can's northern concessions (Blocks J, K, M, N and B) are adjacent to a region where the estimated inferred diamond resources exceed 4.25 million carats. The southern boundary of the northern concessions is situated 105 km. north of Luderitz.

BLOCK J (WODUNA CONCESSION)

Block J covers an area of 994 sq. km. and occupies a part of the continental shelf in water depths ranging from approximately 70 to 170 m. It is located off the coast of Namibia, 105 km. north of Luderitz.

Since October 1999, Afri-Can has invested in excess of CDN$2.5 million on Block J. The methodical approach used in exploring the concession has allowed the Corporation to complete a successful sampling program in 2001.

In mid-November 2001, De Beers Marine (PTY) Ltd. was contracted with its vessel the "mv Douglas Bay" to conduct a reconnaissance sampling program. The objective of this program was to prove the existence of diamonds and to delineate areas with diamondiferous sediment. 338 samples were collected from 29 anchor spreads covering an area of 728 sq. m. of gravels. A total of 23 gem quality diamonds weighing 4.65 carats were recovered, of which the largest stone weighed 0.64 carat. The samples were collected from 17 features of which eight proved to contain diamonds. Two of the samples taken contained more than one diamond. This is very significant as it proves that concentrations of diamonds occur in some areas well in excess of the normal background concentrations present along and off the West Coast of Namibia.

The total area of the sediment patches identified as being diamondiferous represents approximately 10 million sq. m. Furthermore, previous geophysical results suggest that additional similar sediment patches cover approximately 25 million sq. m. These were not tested during the sampling program.

The four main features identified are known as Features #8, #6, and #16 & # 17. *(see table on the following page)*

In mid-September 2002, Afri-Can concluded an agreement with Gemfarm Investments (PTY) Ltd to conduct the first phase of the follow-up sampling program designed to determine the continuity of mineralization along and across the features, establish sufficient quantitative data to support an inferred resource, and establish preliminary data on potential mining economics.

Sampling was conducted from the vessel mv Lady-S, which has a gross tonnage of 1,054 tonnes and is equipped with a 50-tph dense medium separation plant. The sampling tools used were two 60 cm-diameter "airlifts" with a pumping capacity of 1,000 tph and equipped with a powerful "jetting system". The sampling program focused on the paleo-surf zone (gravel waves) of Feature #8 with the collection of a minimum of 80 10 sq. m. samples and two 100 sq. m. bulk samples.

The results of this first phase will be of significant importance, as they will provide sufficient data to enable the Corporation to proceed either with a sampling of the extensions of Feature #8 or a sampling of Feature #6.

The Block J (EPL 2499) concession is the subject of an option and joint-venture agreement signed in October 1999 between Afri-Can and Woduna Mining Holding (PTY) Ltd. Currently, Afri-Can holds an undivided interest of 70%.

AFRI-CAN'S MARINE DIAMOND CONCESSIONS

BLOCK J (WODUNA CONCESSION) (continued)

	FEATURE #6	FEATURE #8	FEATURES #16 & #17
LOCATION	105 m. below sea level.	125 m. below sea level.	120 m. below sea level.
TYPE AND COVERAGE	Aeolian/fluvial feature covering 3.69 million sq.m., of which 3.1 million sq. m. contain diamondiferous gravels.	Paleo-surf zone feature extending over 11.7 million sq. m, of which 2 million sq. m carry weakly cemented diamondiferous conglomerates called "gravel waves".	Series of back beach valleys. Both features combine to cover an area of 700,000 sq. m. and contain diamondiferous gravels.
NOTES	The geology of this feature appears similar to those currently mined by Diamond Fields and Namco.	Namdeb is currently mining a similar gravel waves deposit to the extent of 600,000 carats of gem diamonds per annum.	This area contains extensive gravel wave formations and forms part of the untested 25,000,000 sq. m. and extensions of sediment.


FEATURE 08
Sonar interpretation on footwall surface with 2001 sampling results
View looking north-northeast
Vertical exaggeration 60x
LEGEND
Silt & shell
Gravel
Clay
Conglomerate
One diamond
Two diamonds

AFRI-CAN'S MARINE DIAMOND CONCESSIONS

BLOCK J (WODUNA CONCESSION) (*continued*)


FEATURE 06
Sonar interpretation on footwall surface
with 2001 sampling results
LEGEND
Silt & shell
Gravel
Clay
Conglomerate
One diamond
Two diamonds
View looking west-southwest
Vertical exaggeration 25x

OTHER NORTHERN CONCESSIONS

The Company has the option to earn a controlling position in four other concessions in the area.



△ ***The Port of Luderitz***

Block B: option and joint venture agreement with Together Quando Mining Consortium (Pty) Ltd. to earn up to an 80% undivided interest in a 269 sq. km. Concession. Currently, Afri-Can holds an interest of 30%.

Block K (EPL 2500): option and joint venture agreement with Tsondab Gem Exploration (Pty) Ltd. to earn up to a 70% undivided interest in a 995 sq. km. concession.

Block M: option and joint venture agreement with Kuvelai Delta Mining Company (Pty) Ltd. to earn up to a 55% undivided interest in a 1,000 sq. km. concession.

Block N: option and joint venture agreement with Karas Mineral Holding (Pty) Ltd. to earn up to a 55% undivided interest in a 905 sq. km. concession. Currently, Afri-Can holds an interest of 30%.

AFRI-CAN'S MARINE DIAMOND CONCESSIONS

AFRI-CAN'S SOUTHERN CONCESSIONS

NAMIBIAN GEMSTONES

Afri-Can's large southern marine diamond concession block, referred to as the Namibian Gemstones concession, is located near the western tip of Namdeb's (joint venture between the Namibian government and De Beers Marine (Pty) Limited) rich concession areas where a recent inferred marine diamond resource estimate attains 8 million carats.

Afri-Can Marine Minerals Corp. has an undivided 60% interest in the Namibian Gemstones concession. Under an option and joint venture agreement entered with Namibian Gemstone Mining Corporation (Pty) Limited, Afri-Can may increase its interest up to 80%. Afri-Can is the operator of the joint venture. The Namibian Gemstones concession covers 23,000 sq. km. in water depths ranging from 168 m. to over 500 m.

An initial geophysical survey that was conducted in 1999 identified an area of approximately 1,900 sq. km. indicating the presence of exposed rocky areas or rocks covered by a veneer of unconsolidated sediments. Such areas where paleo channels, old marine terraces and incised gullies demonstrate the effects of erosional activity, are typical of features known to contain diamonds elsewhere off the coast of Namibia.

Based on these results, the Company is planning a grab sampling program on the targeted area. The sampling will allow the identification of terrigenous assemblages that could be associated with diamondiferous deposits.

Fish River Canyon, the world's second largest



The Namib Desert: the world's highest sand dunes



The Himba, one of Africa's last traditional tribes



Republic of Namibia



Windhoek, Capital City of Namibia

ORMME (a Namibian not for profit corporation) is directly owned by four regional councils representing the Oshikoto, Ohangwena, Oshana and Omusati regions.

ORMME, created to promote social and economic development, will assist Afri-Can in implementing development initiatives in these regions that have important social and economic needs. These regional councils, which constitute the local governments of the cited regions, represent more than 60% of Namibia's population.

The Republic of Namibia is one of the most politically stable, well-developed countries in Africa. Since it obtained its independence from South Africa in 1990, the country has established a constitution recognized as one of the most democratic in the world.

The mining industry is regulated by laws that insure the security of tenure and offer protection from expropriation and the repatriation of profits.

The diamond mining industry plays a vital role for the country, as it contributes US$400 million per year to the economy. Annual production of gem quality diamonds averages 1.6 million carats. The diamonds recovered from both onshore and offshore operations are of the world's highest quality. Their average price on the market is US$276 per carat.

Production levels of marine diamonds have now surpassed those obtained by traditional land-based methods. They now represent 60% of total diamond output in the country. The marine diamond industry in Namibia offers an enormous potential with an estimated offshore resource exceeding 2 billion carats.

AFRI-CAN'S COMMITMENT TO LOCAL COMMUNITIES

The Corporation's long-term view in developing the potential of its marine diamond concessions has also made headway on another front — a firm commitment to build a long lasting relationship with the Namibian people. In fact, Afri-Can has entered into an agreement with Ototinana Regional Marine Mineral Exploration (PTY) Ltd. ("ORMME") whereby ORMME has acquired a direct interest in the capital of Afri-Can.

In the terms of the agreement, Afri-Can has issued to ORMME 2.5 million common shares of Afri-Can in consideration of which the Ministry of Mines and Energy of Namibia has agreed to grant Afri-Can relinquishment relief in respect of all its concessions, which involve joint ventures with Namibians. The non-reduction of concession areas will be valid for the next five years. ORMME will have the right but not the obligation to maintain or increase its interest in Afri-Can on terms and conditions acceptable to Afri-Can's Board of Directors. ORMME will be entitled to one representative on the Board of Directors of Afri-Can, with future board representation determined in proportion to its shareholding percentage in Afri-Can.

Furthermore, Afri-Can has agreed to finance a special Goodwill Grant, equivalent to 1% of its annual gross sales, upon commencement of commercial production of diamonds from its Namibian marine concessions. The funds generated will be invested in specific social programs recommended by ORMME, subject to specific conditions, including regular audits by Afri-Can's auditors.

Afri-Can has also agreed to invest a minimum of 5% of its exploration expenditures in training and empowerment programs related to its mining ventures.

ENVIRONMENTAL STATEMENT

Afri-Can Marine Minerals is committed to conduct its business as responsible corporate citizens and in accordance with the laws and policies of Namibian Government agencies. Furthermore, we require from our contractors that they apply the best practical procedures for environmental and resource protection, and assurance that they will adhere to Namibian legislation relating to waste and waste disposal.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Chris I. von Christierson †
Director, Chairman of the Board

Pierre Léveillé †
Director, President and CEO

Bernard J. Tourillon
Director, Executive Vice President and CFO

Marcel Drapeau
Director, Corporate Secretary

Kim Lord
Exploration and Project Manager

R.W. (Dick) Foster
Resource Development Manager

Anthony H. Bloom *
Director

Kim Hatfield †
Director

Michael Nicolai *
Director

Hugh R. Snyder *†
Director

SENIOR TECHNICAL CONSULTANTS

Donald G. Sutherland
Placer Analysis Limited

Richard H.T. Garnett
Valrik Enterprises Limited

Charles Wyndham
WWW International Diamond Consultants Ltd.

* Member of the Audit and Remuneration Committee
† Member of the Technical Committee



Head Office
15 Toronto Street, Suite 600
Toronto, Ontario, Canada M5C 2R1
Toll Free: 1-888-666-3431
E-mail: info@afri-canmarine.com
Web Site: www.afri-canmarine.com

Corporate Office — Canada
201-4444 St-Catherine Street West
Westmount, Quebec, Canada H3Z 1R2
Tel.: 514-846-2133
Fax: 514-846-1435

Corporate Office — Namibia
P. O. Box 22978
Windhoek, Namibia
Tel.: 246-61-263-951
Fax: 246-61-263-951
E-mail: noragem@iafrica.com.na

Legal Counsel
Lavery de Billy
Montreal, Quebec, Canada

Transfer Agents
Computershare
Montreal, Quebec, Canada

Auditors — Canada
KPMG
Montreal, Quebec, Canada

Auditors — Namibia
KPMG Namibia
Windhoek, Namibia

Bankers — Canada
HSBC (Canada)
Montreal, Quebec, Canada

Bankers — Namibia
First National Bank Namibia
Windhoek, Namibia

Trading Symbol: AFA
Exchange: TSX Venture
Shares Oustanding: 70,015,975
Fully Diluted: 84,332,662
SEC 12g3-2(b) exemption: file number 82-3329

MANAGEMENT'S DISCUSSION AND ANALYSIS

Afri-Can is a mineral exploration and development corporation primarily engaged in the acquisition and development of major marine diamond properties. Afri-Can's vision is to find and develop world-class marine diamond resources.

Afri-Can's principal assets are a series of option and joint-venture agreements, signed with different Namibian empowerment groups, giving the Corporation control of 28 marine concessions covering 26,500 square kilometers and making Afri-Can's combined interest the largest concession area off the coast of Namibia.

This discussion and analysis of the Corporation should be read in conjunction with the accompanying consolidated financial statements and related notes. This financial information was prepared in accordance with generally accepted Canadian accounting principles. Unless expressly stated otherwise, all references to dollar amounts are in Canadian dollars.

Results of operations

For the fiscal year ended August 31, 2002, the Corporation incurred a net loss of $980,317 ($0.02 per share) compared to a net loss of $3,185,550 ($0.06 per share) for fiscal 2001. During 2001, Afri-Can recorded a non-recurring loss of $2,579,782 ($0.05 per share) from the write down of the Kade concession investment in Ghana.

During the period the Corporation invested $1,031,823 to increase its interest in its portfolio of marine concessions and $1,553,771 in exploration expenses to increase its understanding of the geology of its concessions while raising $3,927,411 of net equity financing.

General and administrative expenses

As the Corporation's international exploration and promotional activities intensified during the year, the Corporation saw its general operating expenses increase by 34% from $659,998 for the same period last year to $887,505 for this period.

While traveling expenses decreased by 8% from $192,149 to $176,461 and interest and bank charges decreased by 25% from $22,660 to $16,931 for the same period last year, salaries and fringe benefits increased by 4.3% from $87,526 to $91,313, information to shareholders and registration fees increased by 62% from $74,906 to $121,353, public relations costs increased by 163% from $58,814 to $154,808, office expenses increased by 30% from $86,669 to $112,261, and professional fees increased by 59% from $126,126 to $201,078 for the same period last year. $90,000 of the marked increase in public relations costs and professional fees can be directly attributed to the non-realization of our OFEX listing last year in London.

In addition, the Corporation incurred other costs of $92,812 during the year versus a loss of $2,525,552 for the same period last year. The majority of the other costs for the year is made up of a foreign exchange loss of $152,732, while the majority of last year's loss was due to the write-off of our Ghanaian investment.

The increase in foreign exchange loss ($152,732 for fiscal 2002 versus $14,076 for fiscal 2001) can be explained, in part by, the fact that the Corporation incurred a $39,509 cash loss because of the devaluation of the South African Rand (ZAR) that occurred at the end of last year. The remaining $113,223 in foreign exchange loss is the result of Afri-Can's policy of using funds raised in Rand to pay expenses denominated in Rand. Since monetary assets and liabilities of the Corporation denominated in Rand are translated into Canadian dollars at the exchange rate in effect at the date of the transaction, this will, from time to time, create a foreign exchange accounting loss which does not result from a cash disbursement and is similar to a depreciation cost.

As a matter of policy, Afri-Can reviews the carrying value of its mining properties and deferred exploration and development expenses during the fourth quarter of each fiscal year. The Corporation has concluded that no adjustments to the carrying value of its Namibian assets are required.

Mining Properties

In accordance with its goal to find and develop world-class marine diamond resources and to control the largest marine exploration license area off the coast of Namibia, the Corporation has invested over $1,031,823 (including the $625,000 accounted for by the issuance of 2.5 million shares to our Namibian empowerment partner) to increase its interest in its portfolio of marine concessions in Namibia during the period.

The mining properties are valued at $6,887,849 as of August 31, 2002 ($5,856,026 as of August 31, 2001). The Corporation's major assets are its 60% interest in the Namibian Gemstones EPL concessions joint venture (valued at $5,235,181 as of August 31, 2002); its 60% interest in the Woduna Block J joint venture (valued at $776,632 as of August 31, 2002); its 30% interest in the Together Quando Block B joint venture (valued at $163,245 as of August 31, 2002); and its 30% interest in the Karas Block N joint venture (valued at $57,080 as of August 31, 2002).

MANAGEMENT'S DISCUSSION AND ANALYSIS

Exploration and development programs

Afri-Can invested $1,553,771 during the period in exploration, development and maintenance expenses to increase its understanding of the geology of its marine concessions in Namibia. The major work accomplished during the period was the completion of a reconnaissance-sampling program on the Block J license area.

These funds were invested as follows: $146,086 on the Namibian Gemstones joint venture for a total exploration and development investment and carrying value of $2,619,794 as of August 31, 2002; $1,232,031 on the Woduna Block J joint venture for a total exploration and development investment and carrying value of $1,858,534 as of August 31, 2002; $127,259 on the Together Quando Block B joint venture for a total exploration and development investment and carrying value of $488,386 as of August 31, 2002; and $48,395 on the maintenance cost related to our other Namibian joint ventures giving these ventures a carrying value of $176,323 as of August 31, 2002.

Financing and capital position

Afri-Can's common shares increased from 55,422,992 (valued at $23,941,861) at the beginning of the period to 70,015,975 (valued at $27,869,272), representing $3,927,411 of net equity financing. During the period, the Corporation completed private placements resulting in: the issuance of 9,799,083 common shares in exchange for $2,732,435 in cash; issuance of 775,545 shares from the exercise of warrants for $308,118 in cash; issuance of 50,000 shares from the exercise of options for $10,500 in cash; issuance of 805,715 common shares in exchange of a $282,000 convertible promissory note; issuance of 662,640 shares valued at $155,660 to increase the Corporation's property holdings in the Woduna Block J concession, and issuance of 2,500,000 shares valued at $625,000 to Afri-Can's Namibian empowerment partner. As of August 31, 2002, the Corporation had $780,867 in its treasury.

Risk factors

All of the resource properties in which the Corporation has joint venture agreements are at the exploration stage only and are without a known body of commercial ore or minerals. Marine mineral exploration and development involves a high degree of risk.

The long-term profitability of the Corporation's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include the particular attributes of marine mineral deposits, including the quantity and quality of the ore, the cost to develop infrastructure for extraction, the financing cost, the rough diamond prices, as well as the competitive nature of the industry. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Corporation not receiving an adequate return on invested capital. Substantial expenditures are required for marine exploration programs and the development of reserves. In the absence of cash flow from operations, the Corporation relies on capital markets to fund its exploration and evaluation activities. Capital market conditions and other unforeseeable events may impact the Corporation's ability to finance and develop its projects.

Outlook

The Corporation intends to continue the evaluation and exploration of its properties subject to the availability of financing on terms acceptable to the Corporation in obtaining satisfactory exploration and feasibility results. The Corporation intends to finance these activities either through its existing financial resources or through additional equity or quasi-equity financing.

Based on the Corporation's past financing successes during difficult market periods, management believes that it will be able to finance its expenditures through equity financing, but there can be no assurance that the Corporation will be able to raise additional equity.

Bernard J. Tourillon, MBA
Executive Vice-President and CFO
Montreal, October 12 2002

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Afri-Can Marine Minerals Corp. and all information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and where appropriate include management's best estimates and judgments. Management has reviewed the financial information presented throughout this report and has ensured it is consistent with the consolidated financial statements.

Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Board of Directors appoints the Audit Committee, and all of its members are non-management directors. The Audit Committee meets periodically with management and the shareholders' auditors to review internal controls, audit results, accounting principles and related matters. The Board of Directors approves the consolidated financial statements on recommendation from the Audit Committee.

KPMG, l.l.p., an independent firm of Chartered Accountants, was appointed by the shareholders at the last annual meeting to examine the consolidated financial statements and provide an independent professional opinion.

Pierre Léveillé
President & CEO

Bernard J. Tourillon, MBA
Executive Vice-President and CFO

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Afri-Can Marine Minerals Corporation as at August 31, 2002 and 2001 and the consolidated statements of deferred expenses, operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at August 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

KPMG LLP
Chartered Accountants

Montral, Canada
October 11, 2002

CONSOLIDATED BALANCE SHEETS

August 31, 2002 and 2001	2002	2001
	$	$
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	780,867	480,277
Short-term investments	46,859	198,152
Accounts receivable	73,107	56,430
Prepaid expenses	34,124	13,162
	934,957	748,021
FIXED ASSETS (note 2)	40,976	51,713
MINING PROPERTIES (note 3)	6,887,849	5,856,026
DEFERRED EXPLORATION AND DEVELOPMENT EXPENSES (note 4)	5,143,037	3,589,266
	13,006,819	**10,245,026**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	569,277	124,050
DUE TO DIRECTORS	59,557	50,630
SHAREHOLDERS' EQUITY		
Share capital (note 5)	27,869,272	23,941,861
Contributed surplus (note 5)	124,545	-
Warrants (note 5)	-	200,000
Promissory notes (note 6)	-	564,000
Deficit	(15,615,832)	(14,635,515)
	12,377,985	10,070,346
Commitments (note 12)		
Subsequent event (note 13)		
	13,006,819	**10,245,026**

See accompanying notes to consolidated financial statements

On behalf of the Board,

[signature] Bernard Tourillon, Director

[signature] Marcel Drapeau, Director

CONSOLIDATED STATEMENTS OF DEFERRED EXPENSES

Years ended August 31, 2002 and 2001	2002	2001
	$	$
EXPLORATION EXPENSES :		
Project management and consulting fees	503,585	394,187
Geological exploration fees	851,417	463,839
Travelling	74,369	61,647
Administrative	124,400	184,592
	1,553,771	1,104,265
OTHER :		
Write-off of deferred exploration expenses	-	(2,075,390)
INCREASE (DECREASE) IN DEFERRED EXPENSES	1,553,771	(971,125)
BALANCE, BEGINNING OF YEAR	3,589,266	4,560,391
BALANCE, END OF YEAR	**5,143,037**	**3,589,266**

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended August 31, 2002 and 2001	2002	2001
	$	$
GENERAL AND ADMINISTRATIVE EXPENSES:		
Travelling	176,461	192,149
Professional fees	201,078	126,126
Salaries and fringe benefits	91,313	87,526
Office	112,261	86,669
Information to shareholders and registration fees	121,353	74,906
Public relations	154,808	58,814
Interest and bank charges	16,931	22,660
Depreciation of fixed assets	13,300	11,148
	887,505	659,998
OTHERS :		
Write-off of deferred exploration and development expenses	-	2,075,390
Write-off of mining properties	-	504,392
Foreign exchange loss	152,732	14,076
Interest income	(19,920)	(12,906)
Other revenues	(40,000)	(55,400)
	92,812	2,525,552
NET LOSS	980,317	3,185,550
DEFICIT, BEGINNING OF YEAR	14,635,515	11,449,965
DEFICIT, END OF YEAR	15,615,832	14,635,515
NET LOSS PER SHARE	(0.02)	(0.06)

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended August 31, 2002 and 2001	2002	2001
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	(980,317)	(3,185,550)
Adjustments to:		
Depreciation of fixed assets	13,300	11,148
Write-off of mining properties	-	504,392
Write-off of deferred exploration and development expenses	-	2,075,390
Unrealized interest revenue	(8,562)	-
Unrealized exchange loss	43,987	-
	(931,592)	(594,620)
Changes in non-cash working capital:		
Accounts receivable	(16,677)	(35,784)
Prepaid expenses	(20,962)	(11,747)
Accounts payable and accrued liabilities	(26,918)	(108,870)
	(64,557)	(156,401)
	(996,149)	(751,021)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in due to directors	(41,540)	(6,588)
Repayment of a convertible promissory note	(282,000)	-
Share capital issuance	2,789,296	2,337,890
	2,465,756	2,331,302
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease (increase) in short-term investments	136,654	(198,152)
Acquisition of fixed assets	(2,563)	(21,024)
Acquisition of mining properties	(251,163)	(70,601)
Deferred exploration and development expenses	(1,051,945)	(971,494)
	(1,169,017)	(1,261,271)
NET INCREASE IN CASH AND CASH EQUIVALENTS	300,590	319,010
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	480,277	161,267
CASH AND CASH EQUIVALENTS, END OF YEAR	780,867	480,277

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED AUGUST 31, 2002 AND 2001

The Corporation, incorporated under the Canada Business Corporations Act, is involved in the mining industry.

The Corporation holds mining properties at the exploration stage in Namibia. The recoverability of amounts shown for mineral properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

1- SIGNIFICANT ACOUNTING POLICIES:

a) Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Noragem (Pty) Limited, a Namibian company.

b) Cash and cash equivalents:

Cash and cash equivalents are restricted to investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less.

c) Short-term investments:

Short-term investments are recorded at the lower of cost and market value.

d) Fixed assets:

Fixed assets are accounted for at cost and depreciation is based on their useful life according to the declining balance method and following annual rates:

ASSET	RATE
Furniture and office equipment	20 %
Computer equipment	30 %

e) Mining properties and deferred exploration and development expenses:

Costs related to the acquisition, exploration and development of mining properties are capitalized by property until the beginning of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If it is determined that capitalized acquisitions, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value.

The recoverability of amounts recorded for mining properties and deferred exploration expenses is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation's interest in the underlying mining titles, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. The amounts shown for mining properties and deferred exploration expenses do not necessarily represent present or future values.

f) Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the balance sheet. Revenue and expense items are translated monthly at the average exchange rate of the period. Translation gains and losses are included in earnings.

Monetary assets and liabilities of the Corporation's subsidiary, considered as an integrated entity, are translated at rates in effect at the balance sheet date, whereas non-monetary assets and liabilities are translated at rates prevailing at their respective transaction dates. Revenues and expenses are translated at average rates prevailing during the year, except for depreciation and amortization which are translated at rates prevailing at the dates the related assets were acquired. Translation gains and losses are included in earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED AUGUST 31, 2002 AND 2001

1- SIGNIFICANT ACCOUNTING POLICIES (continued)

g) Net loss per share:

Net loss per share is calculated using the weighted average number of outstanding shares during the year.

h) Stock-based compensation plan:

The Corporation has a stock-based compensation plan, which is described in note 5. No compensation expense is recognized for this plan when stock options are granted to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

i) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2- FIXED ASSETS

	2002			2001		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
	$	$	$	$	$	$
Furniture and office equipment	50,074	28,682	21,392	50,072	23,326	26,746
Computer equipment	52,577	32,993	19,584	50,013	25,046	24,967
	102,651	61,675	40,976	100,085	48,372	51,713

3- MINING PROPERTIES

	Balance as at August 31, 2001 ($)	Addition (adjustments) ($)	Balance as at August 31, 2002 ($)
Namibia — Namibian Gemstone 1)	5,235,181	-	5,235,181
Namibia — Block B Quando (option) 2)	160,705	2,540	163,245
Namibia — Block J Woduna (option) 3)	372,408	404,224	776,632
Namibia — Block K	-	1,637	1,637
Namibia — Block M Kuvelai (option) 4)	20,044	-	20,044
Namibia — Block N Karas (option) 5)	57,080	-	57,080
Ghana — Kade 6)	1	-	1
Canada — East Leitch	1	-	1
Namibia — Other	10,606	(1,578)	9,028
Mining properties expenses 7)	-	625,000	625,000
	5,856,026	1,031,823	6,887,849

1) As at August 31, 2002, the Corporation has an interest of 60% (60% in 2001) in the diamond concessions - Namibian Gemstone. Under an option and joint venture agreement entered into with Namibian Gemstone Mining Corporation (Pty) Limited, the Corporation has an option to acquire an additional interest of up to 20% for a cash consideration of US$1,440,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED AUGUST 31, 2002 AND 2001

3- MINING PROPERTIES (continued):

2) As at August 31, 2002, the Corporation has an interest of 30% (30% in 2001) in the diamond concession known as Quando (Block B). Under an option agreement with Together Quando Mining Consortium (Pty) Ltd., the Corporation has the exclusive right to increase its interest to 80% against payments and exploration expenditures. According to this agreement, the Corporation can earn an additional 30% interest by carrying out resources-delineation and bulk sampling programs and by paying NA$270,000 (CDN$39,200) combined with the issuance of 200,000 shares to Together Quando. Finally, Afri-Can shall earn an additional 20% undivided interest by paying, no later than 90 days following the completion of a bulk sampling program, NA$170,000 (CDN$24,700) combined with the issuance of 100,000 shares to Together Quando.

3) As at August 31, 2002, the Corporation has an interest of 60% (30% in 2001) in the diamond concession known as Woduna (Block J). Under an option and joint venture agreement between Woduna Mining Holding (Pty) Ltd. and the Corporation, the latter has the option to increase its interest further by acquiring an additional 10% interest against a payment of NA$825,000 (CDN$119,700).

4) As per a joint venture agreement with Kuvelai Delta Mining Company (Pty) Ltd., the Corporation has the exclusive right to acquire a 55% interest in the diamond concession known as Kuvelai (Block M) against payment and exploration expenditures. The Corporation will earn a 30% undivided interest by paying NA$250,000 (CDN$36,300) and by carrying out a geophysical survey for a maximum amount of NA$800,000 (CDN$116,100). The Corporation shall also earn an additional 25% undivided interest by paying NA$625,000 (CDN $90,700) to Kuvelai no later than one year following the approval of the agreement by the authorities.

5) As at August 31, 2002, the Corporation has an interest of 30% (30% in 2001) in the diamond concession known as Karas (Block N). As per the joint venture agreement with Karas Minerals Holding (Pty) Ltd., the Corporation has the exclusive right to acquire up to a 55% interest. Furthermore, Afri-Can could earn an additional 25% undivided interest by paying NA$600,000 (CDN $87,100) to Karas no later than one year following the approval of the agreement by the authorities.

6) As at August 31, 2002, the Corporation has an interest of 90% (90% in 2001) in the diamond concession known as Ghana-Kade. In 2001 the Board of Directors had decided to cease the exploration of this concession, which is now held for sale. Since it is not possible to evaluate the net realizable value of the property, management has decided to write it off.

7) On November 21, 2001, the Corporation entered into an agreement with Ototinana Regional Marine Mineral Exploration (Pty) Ltd. ("ORMME"), a not-for-profit Namibian corporation held directly by the regional council of the Oshikoto, Ohangwena, Oshana and Omusati regions. According to this agreement, the Corporation issued 2,500,000 common shares to ORMME and, in consideration, the minister of Mines and Energy in Namibia granted the Corporation a clause of non-reduction of the area of all Namibia concessions for the next three periods of two years. The amount of $625,000 allocated to the 2,500,000 common shares will be amortized over the remaining duration of the agreement and will be included in the deferred exploration and development expenses.

4- DEFERRED EXPLORATION AND DEVELOPMENT EXPENSES:

	Balance as at August 31, 2001 ($)	Addition ($)	Write-off ($)	Balance as at August 31, 2002 ($)
Namibia — Namibian Gemstone	2,473,708	146,086	-	2,619,794
Namibia — Block B Quando (option)	361,127	127,259	-	488,386
Namibia — Block J Woduna (option)	626,503	1,232,031	-	1,858,534
Namibia — Block K Tsondab (option) 1)	29,365	18,820	-	48,185
Namibia — Block M Kuvelai (option)	14,331	12,490	-	26,821
Namibia — Block N Karas(option)	84,232	17,085	-	101,317
	3,589,266	1,553,771	-	5,143,037

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED AUGUST 31, 2002 AND 2001

4- DEFERRED EXPLORATION AND DEVELOPMENT EXPENSES (continued):

1) As per a joint venture agreement with Tsondab Gem Exploration (Pty) Ltd., the Corporation has the exclusive right to acquire a 70% interest in the diamond concession known as Tsondab (Block K). The Corporation will earn a 20% undivided interest by paying NA$1,000,000 (CDN$145,100). Furthermore, the Corporation will earn an additional 10% undivided interest by paying NA$1,000,000 (CDN$145,100) to Tsondab no later than six months following the approval of the agreement by the authorities. Finally, the Corporation will earn four additional 10% undivided interests by paying NA$500,000 (CDN$72,600) for each 10% interest no later than 18 to 36 months following the approval of the agreement by the authorities.

5- SHARE CAPITAL:

Authorized:
An unlimited number of common shares, voting, without par value.

Issuance:
During the years, the Corporation issued common shares as follows:

	2002		2001	
	Quantity	**Amount $**	**Quantity**	**Amount $**
Balance, beginning of year	55,422,992	23,941,861	42,922,990	21,224,971
Paid in cash	9,799,083	2,732,435	11,574,287	2,568,520
Exercise of warrants	775,545	308,118	-	-
Exercise of share purchase options	50,000	10,500	-	-
Acquisition of mining properties	3,162,640	780,660	120,000	55,000
Conversion of a promissory note (note 6)	805,715	282,000	805,715	282,000
Share issuance expenses	-	(186,302)	-	(188,630)
Balance, end of year	70,015,975	27,869,272	55,422,992	23,941,861

Common share purchase options:
The Corporation maintains a stock option plan ("Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors of, or consultants to the Corporation options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board.

The plan provides that the maximum number of common shares in the capital of the Corporation that may be reserved for issuance under the stock option plan shall be equal to 4,228,746 (2001 - 4,278,746) common shares and that the maximum number of common shares, which may be reserved for issuance to any one optionee pursuant to the share option, may not exceed 5% of the common shares outstanding at the time of grant. The option's maximum term is 5 years from grant.

The option exercise price is established by the Board of Directors and may not be lower than the market price of the common shares at the time of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED AUGUST 31, 2002 AND 2001

5- SHARE CAPITAL (continued):

Common share purchase options: (continued)
A summary of changes in the Corporation's common share purchase options is presented below:

	2002		2001	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Balance, beginning of year	4,268,746	0.40	4,163,746	0.41
Granted	545,000	0.35	520,000	0.23
Expired	(418,746)	0.78	-	-
Cancelled	(150,000)	0.21	(415,000)	0.31
Exercised	(50,000)	0.21	-	-
Balance, end of year	4,195,000	0.36	4,268,746	0.40

Options exercisable as at August 31, 2002:

	Number	Exercise price $	Expiry date (years)	
	245,000	0.23 to 0.85	0.6	
	200,000	0.85	0.7	
	1,205,000	0.33 to 0.36	1.5	
	200,000	0.33	1.6	
	500,000	0.25	2.3	
	1,180,000	0.36	2.5	
	120,000	0.25 to 0.35	3.2	
	545,000	0.35	4.4	
	4,195,000			

Warrants:
Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows:

	2002		2001	
	Number of warrants	Average exercise price $	Number of warrants	Average exercise price $
Balance, beginning of year	13,683,145	0.32	6,240,000	0.32
Issued	4,899,541	0.38	7,443,145	0.32
Exercised	(775,545)	0.30	-	-
Expired	(7,685,455)	0.33	-	-
Balance, end of year	10,121,686	0.34	13,683,145	0.32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED AUGUST 31, 2002 AND 2001

5- SHARE CAPITAL (continued):

Warrants exercisable as at August 31, 2002:

	Number	Exercise price $	Expiry date	
	833,334	0.36	September 2002	
	462,500	0.30	October 2002	
	3,220,382	0.30	January 2003	
	705,929	0.30	February 2003	
	1,592,250	0.33	July 2003	
	390,625	0.42	September 2003	
	2,916,666	0.40	January 2004	
	10,121,686			

During the 2000 fiscal year, the Corporation had sold 2,000,000 stock warrants for $200,000. From those, 754,545 were exercised in 2002 and an amount of $75,455 related to the exercised warrants has been transferred to the share capital. The stock warrants that were not exercised fell due in February 2002. An amount of $124,545 resulting from the expiry of the stock warrants was transferred into a contributed surplus account.

6- PROMISSORY NOTES:

Two promissory notes, without interest for an amount of $282,000 each, may be paid in cash by the issuer, convertible at the issuer's option into 805,715 shares per promissory note at a price of $0.35 per share on October 31, 2001 and June 30, 2002, respectively. The first note has been converted into 805,715 shares and the second has been paid in cash.

2002	2001
-	564,000 $

7- STATEMENT OF CASH FLOWS:

Supplemental disclosures of cash flow information:	**2002** **$**	**2001** **$**
Cash paid during the year for:		
Interest	11,516	15,079
Non-cash financing and investing activities:		
Deferred expenses financed through issuance of due to directors	50,467	89,883
Acquisition of mining properties through issuance of shares	780,660	55,000
Deferred expenses financed through accounts payable	494,247	42,888
Issuance of shares following conversion of promissory note	282,000	282,000
Issuance of shares through the reduction of due to directors	-	42,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED AUGUST 31, 2002 AND 2001

8- FINANCIAL INSTRUMENTS:

Fair value of financial instruments:

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities approximates their fair value because of the short-term maturity of those instruments.

9- ENVIRONMENT:

The Corporation's operations are subject to governmental laws and regulations regarding environmental protection. The environmental consequences are hardly identifiable, as to the outcome, impact, or time frame. At the date of the consolidated financial statements, and to the best knowledge of its management, the Corporation is in conformity with the laws and regulations. Restoration costs will be accrued in the financial statements only when they can be reasonably estimated and then, will be charged to operations.

10-INCOME TAXES

The tax effects of significant components of temporary differences that give rise to future income tax assets are as follows:

	2002 $	2001 $
Future income tax assets:		
Mining properties and deferred exploration and development expenses	5,267,167	4,330,972
Capital losses carried forward	1,686,929	1,924,965
Non-capital losses carried forward	1,742,669	1,379,178
Share capital issuance costs	135,822	103,091
	8,832,587	7,738,206
Less: valuation allowance	(8,832,587)	(7,738,206)
Future income taxes	–	–

As at August 31, 2002, the Corporation has accumulated non-capital losses which may be carried forward to reduce taxable income in future years. These losses expire as follows:

YEAR	Federal $	Provincial $
2003	114,683	114,683
2004	701,276	701,276
2005	827,190	827,190
2006	757,050	757,050
2007	525,073	525,073
2008	658,546	658,546
2009	981,728	981,728

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED AUGUST 31, 2002 AND 2001

11-RELATED PARTY TRANSACTIONS:

The Corporation carried out the following transactions, with its directors or with companies whose directors and shareholders are also directors of the Corporation:

	2002	2001
Professional Fees	$139,452	$115,498

The transactions are made in the normal course of operations of the Corporation and are measured at the exchange value which is the amount agreed upon by both parties involved in the transactions. Amounts due to directors are non-interest bearing, with no specific terms of repayment.

12-COMMITMENTS:

Following the agreement with Ototinana Regional Marine Mineral Exploitation (Pty) Ltd. («ORMME»), the Corporation is committed to invest not less than 5% of its exploration expenditures toward employment and training programs in various sectors of the economy related to its mining ventures. In addition, upon starting commercial production, the Corporation is committed to finance a special goodwill grant of 1% of its gross sales generated from the production of its Namibian Marine diamond EPLS.

13-SUBSEQUENT EVENT:

Increase in the interest in the Woduna (Block J) concession to 70%:

On September 25, 2002, the Corporation increased its interest by 10% in the Woduna (Block J) concession by a payment of NA$825,000 (CDN$119,500), as stipulated in the joint venture agreement.

Afri-Can, Société de Minéraux Marins



RAPPORT ANNUEL 2002

PROFIL CORPORATIF

Afri-Can, Société de minéraux marins («Afri-Can») est une société canadienne d'exploration et de développement diamantifère, dont les activités se concentrent principalement au large des côtes de la Namibie, pays où les ressources de diamants-gemmes offrent la plus grande valeur. La Société est un des plus grands détenteurs de concessions de la région, avec des participations dans 28 licences d'exploration, couvrant 26 500 km ca. Ses concessions sont situées à la fois en eau profonde, à proximité de l'embouchure de la rivière Orange et en eau peu profonde, au nord de Luderitz. L'objectif premier de la Société est de développer et d'exploiter une ressource de classe mondiale.

Le navire mv Lady-S et son équipement à bord



Faits saillants 2002

Échantillonnage de reconnaissance du Bloc J complété avec succès:

- 23 diamants de qualité gemme ont été récupérés pour un poid total de 4,65 carats, la plus grosse pierre pèse 0,64 carats.
- Les trois plus importantes caractéristiques couvrent environ 10 millions de m ca. et des caractéristiques similaires non échantillonnnées couvrent environ 25 millions de m ca.

- Augmentation de l'intérêt sur le Bloc J à 60%.
- Nomination de R.W. (Dick) Foster à titre de Directeur du développement des ressources, lequel était auparavant Directeur exécutif de géologie chez De Beers Marine.
- Capitaux générés par les activités de financement durant l'année fiscale: 3 000 000 $.

Événements subséquents:

- Septembre 2002: augmentation de la participation dans le Bloc J à 70%.
- Octobre 2002: commencement du programme d'échantillonnage quantitatif avec le vaisseau «mv Lady-S» de Gemfarm Investments (PTY) Ltd.



Table des matières

MESSAGE AUX ACTIONNAIRES

Sans aucun doute, l'année 2002 fut excitante et stimulante pour votre société. La détermination et l'expertise de notre équipe technique ainsi qu'une excellente stratégie de développement, auront permis à la corporation de récolter les fruits de la réussite du programme d'échantillonnage de reconnaissance du Bloc J. Les résultats ont non seulement permis de prouver la présence de diamants, mais encore de confirmer leur concentration dans certaines zones de la concession.

Le succès de l'échantillonnage sur le Bloc J nous aura permis de franchir une étape déterminante menant à la délimitation de ressources diamantifères. La découverte de 23 diamants de qualité gemme pesant 4,65 carats est très importante parce qu'elle confirme l'existence de concentrations diamantifères beaucoup mieux distribuées que sur l'ensemble de la côte ouest namibienne. De plus, la superficie des graviers diamantifères sur 10 millions de mètres carrés ainsi que les extensions diamantifères potentielles sur 25 millions de mètres carrés, suggèrent la présence d'un important dépôt. Les résultats du programme ont permis d'établir la présence de deux différents types de caractéristiques géologiques, soit une formation éolienne/fluviale dans la caractéristique # 6 et une formation de «vagues de graviers» dans la caractéristique # 8. Afri-Can est la première société qui ait découvert une formation de vagues de graviers après Namdeb (co-entreprise entre le gouvernement Namibien et De Beers).

L'année 2003 sera marquée par la poursuite du développement du Bloc J. D'ailleurs, un premier programme d'échantillonnage en vrac sur la caractéristique # 8 a débuté à la mi-octobre. Ce programme devrait permettre de déterminer la continuité de la minéralisation de la zone et d'établir suffisamment de données quantitatives pour supporter une ressource inférée.

L'année 2002 aura aussi permis à la société de mettre en œuvre une autre facette importante de son modèle d'affaires, soit son implication sociale en Namibie. Nous avons été en mesure de conclure une transaction avec quatre provinces du nord namibien qui comptent plus de 60% de la population du pays. Cette transaction a permis aux conseils de ces régions de prendre une participation au capital de la société en échange de quoi, le ministère des Mines et de l'Énergie s'est engagé à ne pas réduire la superficie des concessions d'Afri-Can pendant une période de cinq ans. La société s'est engagée à mettre sur pied des programmes de formation de main d'œuvre. De plus, à compter du début de l'exploitation commerciale, Afri-Can participera à des projets de développement sociaux-économiques dans ces régions qui en ont le plus grand besoin. Cette transaction et les activités qui en découleront démontrent l'engagement d'Afri-Can pour le mieux-être de la communauté namibienne.

Afri-Can a complété des placements privés totalisant 3 millions de dollars cette année. Ces apports de capitaux ont permis de poursuivre les programmes d'exploration en Namibie. La coopération de nos partenaires et du gouvernement namibiens nous ont permis de poursuivre nos investissements prudents et notre consolidation dans la région, facteurs essentiels à la valeur ajoutée pour nos actionnaires.

Le bilan de l'année se solde donc par le succès de nos efforts d'exploration et démontre que l'on doit poursuivre le développement de la société tel qu'établi dans le plan d'affaire créé au début de l'an 2000. Afri-Can est aujourd'hui un des participants les plus actifs dans l'exploration marine diamantifère en Namibie. Ce succès conduit plus que jamais la société vers un futur prometteur. Un tel succès n'aurait été possible sans le dévouement et la persévérance de la direction, de notre équipe de consultants techniques et des membres du conseil d'administration. Nous tenons tout particulièrement à remercier nos partenaires et le gouvernement namibien.

Plus particulièrement, nous aimerions exprimer notre reconnaissance à nos loyaux actionnaires pour leur soutien continu. Avec eux, nous comptons nous diriger vers une nouvelle année encore plus excitante et satisfaisante, année au cours de laquelle nous déploierons nos meilleurs efforts à l'atteinte de notre principal objectif, soit le *développement et l'exploitation d'une ressource de classe mondiale.*

Pierre Léveillé
Président et chef de la direction

Chris I. von Christierson
Président du conseil d'administration



CONCESSIONS MARINES DIAMANTIFÈRES NAMIBIENNES


CONCESSIONS MARINES DE AFRI-CAN
AFRI-CAN MARINE
DE BEERS (NAMDEB)
NAMCO
DIAMOND FIELDS
TRANSHEX (BENCO)
0
100 km
Conception Bay
Meobbaai
Sossusvlei
Rivière Tsauchab
Black Rock
ZONE-CIBLE BLOC "J"
Saddle-Hill
Hottentot Bay
Marshall Rocks
LUDERITZ
Elizabeth Bay
ZONE-CIBLE NAMIBIAN GEMSTONES
NAMIBIE
Chamais Bay
ORANJEMUND
Alexander Bay
AFRIQUE DU SUD
NAMIBIE
AFRIQUE DU SUD

CONCESSIONS SEPTENTRIONALES

Les concessions septentrionales de Afri-Can (Blocs J, K, M, N et B), sont adjacentes à un secteur où les ressources diamantifères inférées excèdent 4,25 millions de carats.

BLOC J (CONCESSION WODUNA)

Le Bloc J, situé à 105 km au nord de Luderitz en Namibie, s'étend sur 994 km² et occupe une partie de la plate-forme continentale, à des profondeurs variant entre 70 et 170 mètres approximativement.

Depuis octobre 1999, Afri-Can a investi plus de 2,5 millions $ CDN sur le Bloc J. L'approche méthodique de développement du Bloc J a mené au succès de l'échantillonnage de reconnaissance effectué au cours de l'année 2001.

À la mi-novembre 2001, avec le navire «mv Douglas Bay» de De Beers Marine (Pty) Limited en sous-traitance, Afri-Can a procédé à un programme d'échantillonnage de reconnaissance afin de prouver la présence de diamants et d'identifier les zones de sédiments diamantifères. De Beers Marine a complété 338 échantillons sur 29 sites d'ancrage et a récupéré 728 m² de graviers. 23 diamants de qualité gemme ayant un poids de 4,65 carats ont été récupérés, la plus grosse pierre pesant 0,64 carat. Ces échantillons ont été récupérés de 17 caractéristiques géologiques, dont huit ont démontré la présence de diamants. Deux des échantillons contenaient plus d'un diamant, ce qui prouve que certaines zones possèdent des diamants en quantités concentrées, au dessus des concentrations habituelles présentes dans les zones marines de la côte ouest namibienne.

La superficie totale des étendues diamantifères couvre approximativement 10 000 000 de m² De plus, les résultats d'études géophysiques précédentes démontrent la présence additionnelle d'étendues sédimentaires similaires sur environ 25 000 000 de m². Ces dernières n'ont pas été couvertes par l'échantillonnage.

Le programme a permis d'établir que certains secteurs possèdent le potentiel de contenir des diamants en concentrations économiques. Les quatre secteurs principaux sont les caractéristiques # 8, # 6 et # 16 & 17 (voir tableau explicatif à la page suivante).

À la mi-septembre 2002, Afri-Can a conclu une entente avec Gemfarm Investments (PTY) Ltd. pour mener la première phase de son programme d'échantillonnage quantitatif. Le programme a été conçu pour déterminer la continuité de la minéralisation de la caractéristique, obtenir suffisamment de donnés quantitatives pour soutenir une ressource inférée et établir des données économiques préliminaires quant au potentiel d'exploitation.

L'échantillonnage a été effectué avec le «mv Lady-S», un vaisseau de 1 054 tonnes de jauge brute. Le vaisseau est équipé d'une usine de traitement «dense medium separation» de 50 tonnes à l'heure. L'échantillonnage fut effectué par un «airlift» de 60 cm de diamètre ayant une capacité de pompage de 1 000 tonnes à l'heure. Le navire est aussi equipé d'un puissant système de pulsion par jet d'air. L'échantillonnage a été effectué sur la paléo-zone de ressac de la caractéristique # 8. Le programme prévoyait le prélèvement d'un minimum de 80 échantillons de 10 m² chacun, et de deux échantillons en vrac de 100 m² chacun. (Au moment de la rédaction de ce rapport annuel, les résultats du programme n'étaient pas disponibles. Pour consulter les informations les plus récentes, nous vous invitons à visiter la section «communiqués de presse» sur notre site web: www.afri-canmarine.com).

Les résultats de cette première phase d'échantillonnage quantitatif permettront à la Société d'orienter ses travaux futurs, soit l'échantillonnage des extensions de la caractéristique # 8 ou l'échantillonnage de la caractéristique # 6.

Le Bloc J (EPL 2499) est l'objet d'une option et entente de co-entreprise, signée en octobre 1999, entre Afri-Can et Woduna Mining Holding (PTY) Ltd. Afri-Can détient actuellement une participation indivise de 70% dans la concession.

CONCESSIONS MARINES DIAMANTIFÈRES NAMIBIENNES

BLOC J (CONCESSION WODUNA) (suite)

	CARACTÉRISTIQUE #6	CARACTÉRISTIQUE #8	CARACTÉRISTIQUES #16 et #17
SITUATION	105 m sous le niveau de la mer.	125 m sous le niveau de la mer.	120 m sous le niveau de la mer.
TYPE ET ÉTENDUE	Zone éolienne / fluviale couvrant 3,69 millions de m², contenant des graviers diamantifères.	Paléo-zone de ressac qui s'étend sur une superficie de 11,7 millions de m². Une zone de 2 millions de m² contient des conglomérats diamantifères appelés «vagues de graviers».	Série de vallées en arrière-plage. Ces caractéristiques s'étendent sur 700 000 de m² et contiennent des graviers diamantifères.
NOTES	Géologie similaire à celle des caractéristiques exploitées par Diamond Fields et Namco.	Namdeb exploite actuellement un dépôt similaire de vagues de graviers et en extrait 600 000 carats de diamants-gemmes par an.	Formations importantes de vagues de graviers. Cette zone fait partie des extensions diamantifères potentielles couvrant 25 millions de m².


CARACTÉRISTIQUE 08
Interprétation-sonar de la paroi inférieure
Résultats d'échantillonnage 2001
LÉGENDE
Limon et coquillages
Gravier
Glaise
Conglomérats
Un diamant
Deux diamants
Vue vers le nord-nord-est
exagération verticale 60 X

CONCESSIONS MARINES DIAMANTIFÈRES NAMIBIENNES

BLOC J (CONCESSION WODUNA) (suite)


CARACTÉRISTIQUE 06
Interprétation-sonar de la paroi inférieure
Résultats d'échantillonnage 2001
Vue vers l'ouest-sud-ouest
exagération verticale 25 X
LÉGENDE
Limon et coquillages
Gravier
Glaise
Conglomérats
Un diamant
Deux diamants

AUTRES CONCESSIONS SEPTENTRIONALES

La Société possède des options d'achat pour obtenir des positions de contrôle sur quatre autres concessions dans le secteur.



Le Port de Luderitz

Bloc B: option et entente de co-entreprise avec Together Quando Mining Consortium (Pty) Ltd. dans le but de gagner un intérêt indivis n'excédant pas 80% pour une concession de 269 km² Afri-Can détient actuellement 30% de la concession.

Bloc K (EPL 2500): option et entente de co-entreprise avec la société Tsondab Gem Exploration (Pty) Ltd. dans le but de gagner un intérêt indivis n'excédant pas 70% pour une concession de 995 km².

Bloc M: option et entente de co-entreprise avec la société Kuvelai Delta Mining Company (Pty) Ltd. dans le but de gagner un intérêt indivis n'excédant pas 55% pour une concession de 1 000 km².

Bloc N: option et entente de co-entreprise avec la société Karas Mineral Holding (Pty) Ltd. dans le but de gagner un intérêt indivis n'excédant pas 55% pour une concession de 905 km². Afri-Can détient actuellement 30% de la concession.

CONCESSIONS MARINES DIAMANTIFÈRES NAMIBIENNES

CONCESSIONS MÉRIDIONALES

NAMIBIAN GEMSTONES

Le grand bloc de concessions méridionales d'Afri-Can, Namibian Gemstones, est situé à proximité de l'extrémité occidentale des riches concessions de Namdeb (co-entreprise entre De Beers et le gouvernement namibien). Les ressources inférées de diamants marins y atteignent actuellement huit millions de carats. Afri-Can détient une participation indivise de 60% sur la concession. En vertu de l'entente de co-entreprise signée avec Namibian Gemstone Mining Corporation (Pty) Limited, Afri-Can détient l'option d'augmenter sa participation à 80%. Afri-Can est l'opérateur de la co-entreprise. Le bloc de concessions couvre 23 000 km^2 et son fond marin atteint des profondeurs variant de 168 m à plus de 500 m.

Un levé géophysique effectué en 1999 a permis d'isoler de vastes zones de sédiments non-consolidés et de nombreux secteurs similaires à ceux où les diamants se concentrent ailleurs le long de la côte namibienne. Environ 20% de la zone étudiée, soit quelque 1 900 km^2, ont révélé des secteurs peuplés d'affleurements rocheux et de roches recouvertes d'une fine couche de sédiments non-consolidés. On y a découvert des preuves de l'érosion du passé, caractérisée sous la forme de paléo-chenaux, d'anciennes terrasses et de cuvettes. De telles formations géologiques ont la réputation de contenir des diamants ailleurs le long de la côte.

Suite à ces résultats, la direction planifie un programme d'échantillonnage par excavation sur le secteur cible de 1 900 km^2. Cet échantillonnage permettra l'identification de matériaux terrigènes susceptibles d'être associés avec des dépôts diamantifères.

Fish River Canyon, le 2ième plus large canyon au monde



Le désert du Namib et ses dunes, les plus élevées au monde



Les Himba, une des dernières tribus traditionnelles d'Afrique



République de Namibie



Windhoek, la capitale de Namibie

La République de Namibie est un des pays les plus stables sur le plan politique et un des mieux développés en Afrique. Depuis l'obtention de son indépendance de l'Afrique du Sud en 1990, le pays s'est muni d'une constitution reconnue comme l'une des plus démocratiques au monde. L'industrie minière est réglementée par des lois qui garantissent les droits à la propriété et assurent une protection contre l'expropriation et le rapatriement des profits.

L'industrie minière diamantifère joue un rôle crucial dans l'économie du pays puisqu'elle y contribue quelque 400 000 000 $ US par an. La production annuelle de diamants de qualité gemme atteint en moyenne 1,5 millions de carats par an. La qualité des diamants, autant terrestres que marins, est la plus élevée au monde. Leur prix moyen sur le marché est de 276 $ US par carat.

La production marine de diamants a maintenant dépassé la production terrestre et compte maintenant pour 60% de la production totale au pays. L'industrie diamantifère marine en Namibie représente un potentiel énorme, puisque les ressources estimées s'établissent à plus de 2 milliards de carats *(données mises à jour en 2000)*.

IMPLICATION COMMUNAUTAIRE

La vision de développement à long terme de la Société implique aussi une ferme volonté de créer une relation durable avec le peuple namibien. Dans le but de créer une base pour développer cette vision, Afri-Can a conclu une entente avec Ototinana Regional Marine Mineral Exploration (PTY) Ltd. ("ORMME"), en vertu de laquelle ORMME a acquis une participation comme actionnaire d'Afri-Can. ORMME est une corporation namibienne à but non lucratif détenue directement par les conseils régionaux des régions Oshikoto, Ohangwena, Oshana et Omusati. ORMME a été créée dans le but de promouvoir le développement social et économique en Namibie et assistera Afri-Can dans la réalisation de projets de développement dans les régions qu'elle représente. Ces régions requièrent d'ailleurs des développements économiques et sociaux importants. Ces conseils régionaux sont les autorités gouvernementales locales et représentent plus de 50% de la population namibienne.

Dans l'entente, Afri-Can a émis à ORMME 2,5 millions d'actions ordinaires et, en contrepartie, le ministère des Mines et Énergie de la Namibie a accordé à Afri-Can une clause de non-réduction de la superficie de toutes ses concessions, détenues en co-participation avec des namibiens. Cette non-réduction de superficie sera valable pour les cinq prochaines années. ORMME aura droit à un siège au conseil d'administration d'Afri-Can. La représentation future d'ORMME au conseil sera déterminée en fonction de la proportion en pourcentage de ses actions détenues dans la Société.

De plus, Afri-Can accepte de subventionner un programme spécial de bienveillance. Cette subvention sera égale à 1% des ventes brutes d'Afri-Can et ce, seulement à compter du début de la production commerciale. Les fonds seront investis dans des programmes sociaux recommandés par ORMME. Toutefois, les organismes qui bénéficieront de ces investissements devront s'engager à respecter des conditions spécifiques incluant des vérifications régulières par les vérificateurs d'Afri-Can.

Afri-Can s'est aussi entendue pour investir un minimum de 5% de ses dépenses d'exploration dans des programmes de formation et d'emploi reliés aux activitées minières de la Société.

DÉCLARATION ENVIRONNEMENTALE

Afri-Can, Société de Minéraux Marins s'engage à ce que la conduite de ses affaires soit représentative de celle d'un citoyen corporatif responsable, respectant les lois du gouvernement namibien. De plus, nous exigeons de nos contracteurs qu'ils prennent des mesures favorisant la protection de la faune et de l'environnement. Nous exigeons aussi qu'ils adhèrent et respectent toute la réglementation environnementale du gouvernement namibien.

INFORMATIONS CORPORATIVES

MEMBRES DE LA DIRECTION ET ADMINISTRATEURS

Chris I. von Christierson †
Administrateur et Président du conseil d'administration

Pierre Léveillé †
Administrateur, Président et Chef de la direction

Bernard J. Tourillon
Administrateur, Vice-président exécutif et Chef des services financiers

Marcel Drapeau
Administrateur et Secrétaire corporatif

Kim Lord
Directeur de l'exploration

R.W. (Dick) Foster
Directeur du développement des ressources

Anthony H. Bloom *
Administrateur

Kim Hatfield †
Administrateur

Michael Nicolai *
Administrateur

Hugh R. Snyder *†
Administrateur

CONSEILLERS TECHNIQUES

Donald G. Sutherland
Placer Analysis Limited

Richard H.T. Garnett
Valrik Enterprises Limited

Charles Wyndham
WWW International Diamond Consultants Ltd.

* Membres du comité de vérification et de rémunération
† Membres du comité technique du conseil d'administration

Siège social
15 Toronto Street, Suite 600
Toronto, Ontario, Canada M5C 2R1
Sans frais: 1-888-666-3431
Courriel: info@afri-canmarine.com
Site Web: www.afri-canmarine.com

Bureau — Canada
4444, rue Ste-Catherine Street ouest, bureau 201
Westmount, Québec, Canada H3Z 1R2
Téléphone: 514-846-2133
Télécopieur: 514-846-1435

Bureau — Namibie
Boîte postale 22978
Windhoek, Namibie
Téléphone: 246-61-263-951
Télécopieur: 246-61-263-951
Courriel: noragem@iafrica.com.na



Avocats
Lavery de Billy
Montréal, Québec, Canada

Agents de transferts
Computershare
Montréal, Québec, Canada

Vérificateurs — Canada
KPMG
Montréal, Québec, Canada

Vérificateurs — Namibie
KPMG Namibie
Windhoek, Namibie

Banque — Canada
HSBC (Canada)
Montréal, Québec, Canada

Banque — Namibie
First National Bank Namibia
Windhoek, Namibie

Symbole: AFA
Bourse: TSX Croissance
Actions émises: 70 015 975
Pleinement diluées: 84 332 662
Numéro d'exemption SEC USA 12g3-2(b): 82-3329

COMMENTAIRES ET ANALYSE DE LA DIRECTION SUR LA SITUATION FINANCIÈRE

Afri-Can est une société d'exploration et de développement minier, se spécialisant dans l'acquisition et le développement d'importantes concessions marines diamantifères. La mission d'entreprise d'Afri-Can consiste à découvrir et à développer des ressources diamantifères marines de premier ordre.

Les actifs principaux d'Afri-Can consistent en une série d'ententes de co-entreprises et d'options avec différents groupes namibiens, lui donnant le contrôle sur 28 concessions marines couvrant 26 500 kilomètres carrés. L'ensemble des intérêts d'Afri-Can représente ainsi la plus importante surface de concessions au large des côtes de la Namibie.

Les commentaires relatifs aux résultats d'exploitation et à la situation financière de la Société devraient être lus conjointement avec les états financiers consolidés et les notes afférentes qui accompagnent le présent rapport annuel. Ces informations financières ont été préparées selon les principes comptables généralement reconnus au Canada. Dans cette section, à moins d'indication contraire, les références à des montants en dollars correspondent à des dollars canadiens.

Résultats d'exploitation

Pour l'année fiscale terminée le 31 août 2002, la Société a effectué une perte nette de 980 317 $ (0,02 $ par action) comparativement à une perte nette de 3 185 550 $ (0,06 $ par action) pour l'année fiscale 2001. Pendant 2001, Afri-Can a encouru une perte extraordinaire de 2 579 782 $ (0,05 $ par action) découlant de la radiation de la concession Kade au Ghana.

Pendant la période, la Société a investi 1 031 823 $ pour augmenter son intérêt dans les concessions marines et 1 553 771 $ en frais d'exploration afin d'améliorer sa connaissance de la géologie de ses concessions, tout en levant 3 927 411 $ net de capital actions.

Dépenses administratives et générales

À mesure que les activités d'exploration et promotionnelles internationales s'intensifiaient pendant l'année, la Société a vu ses frais généraux d'opération augmenter de 34%, soit de 887 505 $ pour cette période comparativement à 659 998 $ pour la même période l'an passé.

Alors que les dépenses de voyage ont diminué de 8% (176 461 $ pour cette période versus 192 149 $ pour la même période l'année passée), les frais bancaires et les intérêts ont diminué de 25% (16 931 $ pour cette période versus 22 660 $ pour la même période l'année passée). Les salaires et les avantages marginaux ont augmenté de 4,3% (91 313 $ pour cette période versus 87 526 $ pour la même période l'année passée), les frais d'enregistrement et d'information aux actionnaires ont augmenté de 62% (121 353 $ pour cette période versus 74 906 $ pour la même période l'année passée), les frais de relations publiques ont augmenté de 163% (154 840 $ pour cette periode versus 58 814 $ pour la même période l'année passée), les frais de bureau ont augmenté de 30% (112 261 $ pour cette période versus 86 669 $ pour la même période l'année passée), et finalement, les frais professionnels ont augmenté de 59% (201 078 $ pour cette période versus 126 126 $ pour la même période l'année passée).

90 000 $ des augmentations en frais de relations publiques et en frais professionnels peuvent être attribués à la non-réalisation de notre inscription à la Bourse londonienne d'OFEX l'année passée.

De plus, la Société a connu d'autres coûts de 92 812 $ durant l'année fiscale contrastant avec une perte de 2 525 552 $ pour la même période l'année passée. La majorité des ces autres coûts est composée d'une perte sur l'échange monétaire de 152 732 $, alors que la majorité de la perte de la dernière année était due à la radiation de l'investissement au Ghana.

L'augmentation de la perte sur l'échange monétaire (152 732 $ pour l'année fiscale 2002 versus 14 076 $ pour l'année fiscale 2001) peut être expliqueé en partie du fait que la Société a encouru une perte en espèces de 39 509 $ à cause de la dévaluation du rand sud-africain (ZAR) à la fin de l'année dernière, alors que le restant de la perte sur l'échange monétaire, soit 113 223 $, est le résultat de la politique de la Société de payer en rand pour débourser des dépenses encourues en rand, et comme les actifs et passifs de la Société payés en rand sont convertis en dollars canadiens au taux en vigueur à la date dû bilan, ceci, de temps à autres, crée une perte découlant de l'échange monétaire qui n'est pas le résultat d'une sortie de fonds mais qui s'apparente à une dépense de dépréciation.

Une politique de la Société consiste à réviser la valeur reportée de ses propriétés minières ainsi que les frais d'exploration et de développement reportés durant le quatrième trimestre de chaque années fiscale. La Société a conclu qu'aucun ajustement à la valeur reportée de ses actifs namibiens n'est requis.

Propriétés minières

La Société a investi plus de 1 031 823 $ (y compris le 625 000 $ encouru par l'émission de 2,5 millions d'actions à son projet d'habilitation namibien) pour développer son portefeuille de concessions marines en Namibie, une activité d'investissement parfaitement conforme à sa mission d'entreprise qui consiste à découvrir et à développer des ressources diamantifères de calibre

COMMENTAIRES ET ANALYSE DE LA DIRECTION SUR LA SITUATION FINANCIÈRE

international et à contrôler la plus importante surface de licences d'exploration dans les eaux territoriales namibiennes.

Au 31 août 2002, les propriétés minières sont évaluées à 6 887 849 $ (5 856 026 $ au 31 août 2001). Les actifs principaux de la Société comprennent un intérêt de 60% dans la co-entreprise sur la concession Namibian Gemstones (évalué à 5 235 181 $ au 31 août 2002); un intérêt de 60% dans la concession Woduna (Bloc J) (évalué à 776 632 $ au 31 août 2002); un intérêt de 30% dans la concession Together Quando (Bloc B) (évalué à 163 245 $ au 31 août 2002); et un intérêt de 30% dans la concession Karas (Bloc N) (évalué à 57 080 $ au 31 août 2002).

Programmes d'exploration et de développement

Durant cette période, Afri-Can a investi 1 553 771 $ dans des travaux d'exploration, de développement et d'entretien, lui permettant de parfaire la connaissance géologique de ses concessions marines en Namibie. L'ensemble des efforts de la période a porté sur le programme d'échantillonnage de reconnaissance sur le Bloc J.

Les fonds attribués aux travaux d'exploration, de développement et d'entretien ont été investis de la façon suivante: 146 086 $ sur la concession Namibian Gemstones, portant le total de sa valeur comptable des frais de développement et d'exploration reportés à 2 619 794 $ au 31 août 2002; 1 232 031 $ sur la concession Woduna (Bloc J) portant le total de sa valeur comptable des frais de développement et d'exploration reportés à 1 858 534 $ au 31 août 2002; 127 259 $ sur la concession Together Quando (Bloc B) portant le total de sa valeur comptable et des frais de développement et d'exploration reportés à 488 386 $ au 31 août 2002; et 48 395 $ pour les coûts de maintien des autres partenariats namibiens, portant le total de leur valeur comptable et frais de développement et d'exploration reportés à 176 323 $ au 31 août 2002.

Situation financière et de trésorerie

Le nombre d'actions en circulation est passé de 55 422 992 (évaluées à 23 941 861 $) au début de l'exercice à 70 015 975 (évaluées à 27 869 272 $), ce qui représente un financement net en actions de 3 927 411 $ pendant l'exercice. Par des placements privés, 9 799 083 actions ont été émises en contrepartie de 2 732 435 $; 775 545 actions ont été émises par l'exécution de bons de souscription pour la somme de 308 118 $; 50 000 actions ont été émises par l'exercice d'options pour la somme de 10 500 $; 805 715 actions ont été émises pour la conversion d'un billet à ordre convertible au montant de 282 000 $; 662 640 actions, évaluées a 155 660 $ ont été émises afin d'augmenter les intérêts de la Société sur la concession Woduna (Bloc J); et 2 500 000 actions évaluées à 625 000 $ ont été émises à son projet d'habilitation namibien. Au 31 août 2002, la Société détient une encaisse de 780 867 $.

Facteurs de risque

Toutes les propriétés minières où la Société détient des ententes de co-entreprise n'en sont qu'au stade d'exploration et n'ont pas fait preuve de la présence de gisements économiques de minéraux. L'exploration et le développement miniers marins sont des activités qui comportent un degré de risque élevé.

La réalisation éventuelle de profits à long terme par la Société sera en partie liée aux coûts et au succès des programmes d'exploration et de mise en valeur subséquents, lesquels pourront également être influencés par différents facteurs. Parmi ces facteurs, il faut considérer les attributs des gisements miniers éventuels, soit la qualité et la quantité des ressources, ainsi que les coûts de développement d'une infrastructure de production, les coûts de financements, le prix de marché des diamants bruts et la nature compétitive de l'industrie. L'effet ultime de ces facteurs ne peut être prédit avec précision, mais la combinaison d'un ou de plusieurs de ceux-ci pourrait nuire à la capacité de la Société de produire un bénéfice satisfaisant sur le capital investi.

Des investissements importants sont nécessaires pour mener à terme les programmes d'exploration et d'établissement de réserves. En l'absence de flux de trésorerie généré par une exploitation minière, la Société dépend des marchés boursiers pour financer ses activités d'exploration et d'évaluation de ressources. Les conditions du marché et d'autres facteurs indéterminés pourraient empêcher la Société de recevoir les fonds requis pour son développement.

Perspectives pour l'avenir

La Société compte pouvoir poursuivre l'exploration et l'étude de ses propriétés, en fonction de la disponibilité de capitaux sous des conditions qui lui seront acceptables et en fonction de résultats d'exploration et de faisabilité favorables à de telles activités. La Société entend se financer par des fonds existants ou par émission d'actions ou de titres connexes.

Compte tenu de ses succès précédents à obtenir des financements durant des périodes difficiles du marché, la Société est d'avis qu'elle pourra financer ses activités au moyen de capitaux propres. Il ne peut toutefois y avoir aucune garantie que de tels financements futurs demeureront possibles.

Bernard J. Tourillon, MBA
Vice-président exécutif et chef des services financiers
Montréal, le 12 octobre 2002

RESPONSABILITÉ DE LA DIRECTION À L'ÉGARD DE LA PRÉSENTATION DE L'INFORMATION FINANCIÈRE

Les états financiers de Afri-Can, Société de minéraux marins et toute l'information contenue dans le présent rapport annuel sont la responsabilité de la direction et ont été approuvés par le conseil d'administration.

Les états financiers ont été dressés par la direction conformément aux principes comptables généralement reconnus au Canada. Les états financiers renferment certains montants fondés sur l'utilisation d'estimations et de jugements. La direction a établi ces montants de manière raisonnable, afin d'assurer que les états financiers soient présentes fidèlement, à tous égards importants. L'information financière présentée ailleurs dans le rapport annuel est concordante avec les états financiers.

Afri-Can, Société de minéraux marins maintient des systèmes de contrôles internes comptables et administratifs de qualité, moyennant un coût raisonnable. Ces systèmes ont pour objet de fournir un degré raisonnable de certitude que l'information financière est pertinente, fiable et exacte et que l'actif de la Société est correctement comptabilisé et bien protégé.

Le conseil d'administration est chargé d'assurer que la direction assume ses responsabilités à l'égard de la présentation de l'information et il est l'ultime responsable de l'examen et de l'appropriation des états financiers. Le conseil s'acquitte de cette responsabilité principalement par l'entremise de son comité de vérification.

Le comité de vérification est nommé par le conseil d'administration et tous ses membres sont des administrateurs externes. Le comité rencontre périodiquement la direction, ainsi que les vérificateurs internes et externes, afin de discuter des contrôles internes exercés sur le processus de présentation de l'information financière, des questions de vérification et des questions de présentation de l'information financière, de s'assurer que chaque partie remplisse correctement ses fonctions et d'examiner les états financiers et le rapport des vérificateurs externes. Le comité fait part de ses constatations lorsque ce dernier approuve la publication des états financiers à l'intention des actionnaires.

Les états financiers ont été vérifiés, au nom des actionnaires, par les vérificateurs externes, KPMG s.r.l., conformément aux normes de vérification généralement reconnues du Canada. Les vérificateurs externes sont librement et pleinement associés au comité de vérification .

Pierre Léveillé
Président et chef de la direction

Bernard J. Tourillon, MBA
Vice-président exécutif et chef des services financiers

RAPPORT DES VÉRIFICATEURS AUX ACTIONNAIRES

Nous avons vérifié les bilans consolidés de Afri-Can, société de minéraux marins aux 31 août 2002 et 2001 et les états consolidés des frais reportés, des résultats et du déficit et des flux de trésorerie des exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la société aux 31 août 2002 et 2001 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

KPMG SRL

KPMG s.r.l.
Comptables agréés

Montréal, Canada
Le 11 octobre 2002

BILANS CONSOLIDÉS

31 août 2002 et 2001	2002	2001
	$	$
ACTIF		
ACTIF À COURT-TERME		
Espèces et quasi-espèces	780 867	480 277
Placements temporaires	46 859	198 152
Débiteurs	73 107	56 430
Frais payés d'avance	34 124	13 162
	934 957	748 021
IMMOBILISATIONS (note 2)	40 976	51 713
PROPRIÉTÉS MINIÈRES (note 3)	6 887 849	5 856 026
FRAIS D'EXPLORATION ET DE DÉVELOPPEMENT REPORTÉS (note 4)	5 143 037	3 589 266
	13 006 819	**10 245 026**
PASSIF ET AVOIR DES ACTIONNAIRES		
PASSIF À COURT-TERME		
Comptes et charges à payer	569 277	124 050
MONTANT DÛ AUX ADMINISTRATEURS	59 557	50 630
AVOIR DES ACTIONNAIRES		
Capital-actions (note 5)	27 869 272	23 941 861
Surplus d'apport (note 5)	124 545	-
Bons de souscription (note 5)	-	200 000
Billets à ordre (note 6)	-	564 000
Déficit	(15 615 832)	(14 635 515)
	12 377 985	10 070 346
Engagements (note 12)		
Événement postérieur à la date du bilan (note 13)		
	13 006 819	**10 245 026**

Se reporter aux notes afférentes aux états financiers consolidés.

Au nom du conseil,

_______________ Bernard Tourillon, Administrateur

_______________ Marcel Drapeau, Administrateur

ÉTATS CONSOLIDÉS DES FRAIS REPORTÉS

Exercices terminés les 31 août 2002 et 2001	**2002**	**2001**
	$	$
FRAIS D'EXPLORATION :		
Gestion de projet et frais de consultants	503 585	394 187
Frais directs d'exploration géologique	851 417	463 839
Frais de voyage	74 369	61 647
Frais de bureau et d'administration	124 400	184 592
	1 553 771	1 104 265
AUTRE :		
Radiation de frais d'exploration reportés	-	(2 075 390)
AUGMENTATION (DIMINUTION) DES FRAIS REPORTÉS	1 553 771	(971 125)
SOLDE AU DÉBUT DE L'EXERCICE	3 589 266	4 560 391
SOLDE À LA FIN DE L'EXERCICE	**5 143 037**	**3 589 266**

Se reporter aux notes afférentes aux états financiers consolidés.

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DU DÉFICIT

Exercices terminés les 31 août 2002 et 2001	2002	2001
	$	$
FRAIS GÉNÉRAUX ET D'ADMINISTRATION:		
Dépenses de voyage	176 461	192 149
Honoraires	201 078	126 126
Salaires et avantages sociaux	91 313	87 526
Frais de bureau	112 261	86 669
Information aux actionnaires et frais de registrariat	121 353	74 906
Relations publiques	154 808	58 814
Intérêts et frais bancaires	16 931	22 660
Amortissement des immobilisations	13 300	11 148
	887 505	659 998
AUTRES :		
Radiation de frais d'exploration et de développement reportés	-	2 075 390
Radiation de propriétés minières	-	504 392
Perte sur change	152 732	14 076
Revenus d'intérêts	(19 920)	(12 906)
Autres revenus	(40 000)	(55 400)
	92 812	2 525 552
PERTE NETTE	980 317	3 185 550
DÉFICIT AU DÉBUT DE L'EXERCICE	14 635 515	11 449 965
DÉFICIT À LA FIN DE L'EXERCICE	15 615 832	14 635 515
PERTE NETTE PAR ACTION	(0.02)	(0.06)

Se reporter aux notes afférentes aux états financiers consolidés.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

Exercices terminés les 31 août 2002 et 2001	2002	2001
	$	$
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'EXPLOITATION:		
Perte nette	(980 317)	(3 185 550)
Ajustements pour:		
Amortissement des immobilisations	13 300	11 148
Radiation de propriétés minières	-	504 392
Radiation de frais d'exploration et de développement reportés	-	2 075 390
Revenu d'intérêt non réalisé	(8 562)	-
Perte de change non réalisée	43 987	-
	(931 592)	(594 620)
Variation des éléments hors caisse du fonds de roulement:		
Débiteurs	(16 677)	(35 784)
Frais payés d'avance	(20 962)	(11 747)
Comptes et charges à payer	(26 918)	(108 870)
	(64 557)	(156 401)
	(996 149)	(751 021)
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS DE FINANCEMENT:		
Diminution du montant dû aux administrateurs	(41 540)	(6 588)
Remboursement d'une débenture convertible	(282 000)	-
Émission de capital-actions	2 789 296	2 337 890
	2 465 756	2 331 302
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'INVESTISSEMENT:		
Diminution (augmentation) de placements temporaires	136 654	(198 152)
Acquisition d'immobilisations	(2 563)	(21 024)
Acquisition de propriétés minières	(251 163)	(70 601)
Frais d'exploration et de développement reportés	(1 051 945)	(971 494)
	(1 169 017)	(1 261 271)
AUGMENTATION NETTE DES ESPÈCES ET QUASI-ESPÈCES	300 590	319 010
ESPÈCES ET QUASI-ESPÈCES AU DÉBUT DE L'EXERCICE	480 277	161 267
ESPÈCES ET QUASI-ESPÈCES À LA FIN DE L'EXERCICE	780 867	480 277

Se reporter aux notes afférentes aux états financiers consolidés.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS EXERCICES TERMINÉS LES 31 AOÛT 2002 ET 2001

La société, constituée en vertu de la Loi canadienne sur les sociétés par action, exerce ses activités dans le secteur minier.

La société détient des propriétés minières au stade d'exploration en Namibie. La récupération des montants indiqués au titre de propriétés minières et des frais reportés connexes dépend de la découverte de réserves économiquement récupérables, de la capacité de la société d'obtenir le financement nécessaire pour mener à terme la mise en valeur et de la production rentable future ou du produit de la cession de tels biens.

1- PRINCIPALES CONVENTIONS COMPTABLES:

a)Périmètre de consolidation:

Les états financiers consolidés comprennent les comptes de la société et ceux de sa filiale en propriété exclusive, Noragem (Pty) Limited, une société namibienne.

b)Espèces et quasi-espèces:

Les espèces et quasi-espèces sont limitées aux placements qui sont facilement convertibles en un montant connu d'espèces, dont la valeur ne risque pas de changer de façon significative et dont l'échéance initiale est de trois mois ou moins.

c) Placements temporaires:

Les placements temporaires sont comptabilisés au moindre du coût ou de la valeur marchande.

d)Immobilisations :

Les immobilisations sont comptabilisées au coût d'acquisition. L'amortissement est calculé en fonction de leur durée de vie estimative selon la méthode du solde dégressif aux taux annuels suivants :

ÉLÉMENT D'ACTIF	TAUX
Mobilier et équipement de bureau	20 %
Équipement informatique	30 %

e)Propriétés minières et frais d'exploration et de développement reportés:

Les coûts reliés à l'acquisition, à l'exploration et au développement de propriétés minières sont capitalisés par propriété jusqu'au début de la production commerciale. Si des réserves de minerai économiquement profitables sont développées, les coûts capitalisés de la propriété concernée sont virés aux immobilisations à titre d'actifs miniers et amortis selon la méthode des unités de production. S'il est établi que les coûts capitalisés d'acquisition, d'exploration et de développement ne sont pas récupérables selon la durée de vie estimative de la propriété, ou si le projet est abandonné, celui-ci est dévalué à sa valeur de réalisation nette.

La récupération des montants indiqués au titre des propriétés minières et des frais d'exploration reportés connexes dépend de la découverte de réserves économiquement récupérables, de la confirmation des intérêts de la société dans les titres miniers, de la capacité de la société d'obtenir le financement nécessaire pour mener à terme la mise en valeur et de la production rentable future ou du produit de la cession de tels biens. Les montants inscrits pour les propriétés minières et les frais d'exploration ne représentant pas nécessairement la valeur présente ou future.

f) Conversion de devises étrangères:

Les éléments d'actif et de passif provenant de l'exploitation étrangère ont été convertis en dollars canadiens selon le taux de change en vigueur à la date du bilan. Les éléments de l'état des résultats ont été convertis selon le taux de change moyen de chaque mois de l'exercice. Les gains ou pertes de change résultant de la conversion sont imputés aux résultats de l'exercice.

Les éléments d'actif et de passif monétaires de la filiale de la société, considérée comme un établissement étranger intégré, sont convertis au taux de change en vigueur à la date du bilan, tandis que les éléments non monétaires sont convertis aux taux de change historiques. Les éléments de l'état des résultats sont convertis aux taux de change moyens en vigueur durant l'exercice, à l'exception de l'amortissement qui est converti au taux en vigueur à la date d'acquisition de l'actif auquel il se rapporte. Les gains ou pertes de change résultant de la conversion sont imputés aux résultats de l'exercice.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS EXERCICES TERMINÉS LES 31 AOÛT 2002 ET 2001

1- PRINCIPALES CONVENTIONS COMPTABLES (suite):

g) Perte nette par action:
La perte nette par action est calculée selon la moyenne pondérée du nombre d'actions en circulation durant l'exercice.

h) Régime d'intéressement au capital:
La société offre un régime d'intéressement au capital, qui est décrit à la note 5. Aucune charge au titre de l'intéressement n'est constatée à l'égard de ce régime lorsque des options d'achat d'actions sont octroyées à des employés. Toute contrepartie payée par les employés lors de l'exercice des options ou de l'achat des actions est portée au crédit du capital-actions.

i) Utilisation d'estimations:
La préparation des états financiers conformément aux principes comptables généralement reconnus nécessite que la direction établisse des estimations et des hypothèses qui influent sur les montants des éléments d'actif et de passif déclarés, les montants reliés de revenus et de dépenses et la présentation de l'actif et du passif éventuels. Les résultats réels peuvent différer des montants estimés.

2- IMMOBILISATIONS

	2002			2001		
	Prix coûtant	Amortissement cumulé	Valeur comptable nette	Prix coûtant	Amortissement cumulé	Valeur comptable nette
	$	$	$	$	$	$
Mobilier et équipement de bureau	50 074	28 682	21 392	50 072	23 326	26 746
Équipement informatique	52 577	32 993	19 584	50 013	25 046	24 967
	102 651	61 675	40 976	100 085	48 372	51 713

3- PROPRIÉTÉS MINIÈRES

	Solde au 31 août 2001 ($)	Addition (ajustements) ($)	Solde au 31 août 2002 ($)
Namibie — Namibian Gemstone 1)	5 235 181	-	5 235 181
Namibie — Bloc B Quando (option) 2)	160 705	2 540	163 245
Namibie — Bloc J Woduna (option) 3)	372 408	404 224	776 632
Namibie — Bloc K	-	1 637	1 637
Namibie — Bloc M Kuvelai (option) 4)	20 044	-	20 044
Namibie — Bloc N Karas (option) 5)	57 080	-	57 080
Ghana — Kade 6)	1	-	1
Canada — East Leitch	1	-	1
Namibie — Autres	10 606	(1 578)	9 028
Frais relatifs aux propriétés minières 7)	-	625 000	625 000
	5 856 026	1 031 823	6 887 849

1) Au 31 août 2002, la société détient un intérêt de 60 % (60 % en 2001) dans les concessions diamantifères - Namibian Gemstone. En vertu d'une entente d'option et de coparticipation intervenue avec Namibian Gemstone Mining Corporation (Pty), la société détient une option d'acquisition d'un intérêt additionnel de 20 % en vertu d'une contrepartie en espèces de 1 440 000 $ US.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS EXERCICES TERMINÉS LES 31 AOÛT 2002 ET 2001

3- PROPRIÉTÉS MINIÈRES (suite):

2) Au 31 août 2002, la société détient un intérêt de 30 % (30 % en 2001) dans la concession diamantifère dénommée Quando (bloc B). En vertu d'une entente de coparticipation intervenue entre Together Quando Mining Consortium (Pty) Ltd. et la société, celle-ci a le droit d'augmenter sa participation jusqu'à 80 % en échange de paiements et de dépenses d'exploration. Selon cette entente, la société pourra acquérir une participation additionnelle de 30 % en conduisant des programmes de délimitation des ressources et d'échantillonnage en vrac, en versant 270 000 $ NA (39 200 $ CDN) et en émettant 200 000 actions. Finalement, la société pourra acquérir une participation additionnelle de 20 % en versant 170 000 $ NA (24 700 $ CDN) et en émettant 100 000 actions à Together Quando, et ce, au plus tard 90 jours après la complétion de l'échantillonnage en vrac.

3) Au 31 août 2002, la société détient un intérêt de 60 % (30 % en 2001) dans la concession diamantifère dénommée Woduna (bloc J). En vertu d'une entente de coparticipation intervenue entre Woduna Mining Holding (Pty) Ltd. et Afri-Can, celle-ci pourra accroître sa participation de 10 % en versant 825 000 $ NA (119 700 $ CDN).

4) En vertu d'une entente de coparticipation intervenue entre Kuvelai Delta Mining Company (Pty) Ltd. et la société, celle-ci a le droit exclusif d'acquérir une participation de 55 % dans la concession diamantifère dénommée Kuvelai (bloc M), en échange de paiements et de dépenses d'exploration. La société pourra acquérir une participation indivise de 30 % en versant 250 000 $ NA (36 300 $ CDN) et en conduisant une étude géophysique de reconnaissance et ce, pour un montant maximal de 800 000 $ NA (116 100 $ CDN). De plus, la société pourra acquérir une participation indivise additionnelle de 25 % en versant 625 000 $ NA (90 700 $ CDN) à Kuvelai, et ce, au plus tard un an suivant l'approbation de la transaction par les autorités réglementaires.

5) Au 31 août 2002, la société détient un intérêt de 30 % (30% en 2001) dans la concession diamantifère dénommée Karas (bloc N). En vertu d'une entente de coparticipation intervenue entre Karas Minerals Holding (Pty) Ltd. et la société, celle-ci a le droit exclusif d'augmenter sa participation jusqu'à 55 %. La société pourra acquérir une participation indivise additionnelle de 25 % en versant 600 000 $ NA (87 100 $ CDN) à Karas, et ce, au plus tard un an suivant l'approbation de la transaction par les autorités réglementaires.

6) Au 31 août 2002, la société détient un intérêt de 90 % (90 % en 2001) dans la concession diamantifère dénommée Ghana-Khade. En 2001, suite à une décision du conseil d'administration, les activités d'exploration de cette concession ont été arrêtées et cette dernière a été mise en vente. N'étant pas en mesure d'évaluer la valeur de réalisation nette de cette propriété, la direction a décidé de radier en totalité cette propriété.

7) Le 21 novembre 2001, la société a conclu une entente avec Ototinana Regional Marine Mineral Exploration (Pty) Ltd. (« ORMME »), une corporation namibienne à but non lucratif détenue directement par les conseils régionaux des régions Oshikoto, Ohangwena, Oshana et Omusati. En vertu de cette entente, la société a émis 2 500 000 actions ordinaires à ORMME et, en contrepartie, le ministère des Mines et Énergie de la Namibie accorde à la société une clause de non-réduction de la superficie de toutes ses concessions namibiennes pour les trois prochaines périodes de deux ans. Le montant de 625 000 $ attribué au 2 500 000 actions ordinaires sera amorti sur la durée restante à l'entente et inclus dans les frais d'exploration et de développement reportés.

4- FRAIS D'EXPLORATION ET DE DÉVELOPPEMENT REPORTÉS:

	Solde au 31 août 2001 ($)	Addition ($)	Radiation ($)	Solde au 31 août 2002 ($)
Namibie — Namibian Gemstone	2 473 708	146 086	-	2 619 794
Namibie — Bloc B Quando (option)	361 127	127 259	-	488 386
Namibie — Bloc J Woduna (option)	626 503	1 232 031	-	1 858 534
Namibie — Bloc K Tsondab (option) 1)	29 365	18 820	-	48 185
Namibie — Bloc M Kuvelai (option)	14 331	12 490	-	26 821
Namibie — Bloc N Karas(option)	84 232	17 085	-	101 317
	3 589 266	1 553 771	-	5 143 037

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS EXERCICES TERMINÉS LES 31 AOÛT 2002 ET 2001

4- FRAIS D'EXPLORATION ET DE DÉVELOPPEMENT REPORTÉS (suite):

1) En vertu d'une entente de coparticipation entre Tsondab Gem Exploration (Pty) Ltd. et la société, celle-ci a le droit d'acquérir une participation de 70 % dans la concession diamantifère dénommée Tsondab (bloc K). La société pourra acquérir une participation indivise de 20 % en versant 1 000 000 $ NA (145 100 $ CDN). De plus, la société pourra acquérir une participation indivise additionnelle de 10 % en versant 1 000 000 $ NA (145 100 $ CDN) à Tsondab et ce, au plus tard six mois suivant l'approbation de la transaction par les autorités réglementaires. Par la suite, la société pourra acquérir quatre participations additionnelles de 10 % en versant 500 000 $ NA (72 600 $ CDN) pour chaque participation de 10 %, et ce, au plus tard entre 18 mois et 36 mois suivant l'approbation de la transaction par les autorités réglementaires.

5- CAPITAL-ACTIONS:

Autorisé:
Nombre illimité d'actions ordinaires, votantes, sans valeur nominale.

Émission:
Au cours des exercices, la société a émis des actions ordinaires, comme suit:

	2002		2001	
	Quantité	**Montant $**	**Quantité**	**Montant $**
Solde au début de l'exercice	55 422 992	23 941 861	42 922 990	21 224 971
Payées en argent	9 799 083	2 732 435	11 574 287	2 568 520
Exercice de bons de souscription	775 545	308 118	-	-
Exercice d'options d'achat d'actions	50 000	10 500	-	-
Acquisition de propriétés minières	3 162 640	780 660	120 000	55 000
Conversion d'un billet à ordre (note 6)	805 715	282 000	805 715	282 000
Frais d'émission d'actions	-	(186 302)	-	(188 630)
Solde à la fin de l'exercice	70 015 975	27 869 272	55 422 992	23 941 861

Options d'achat d'actions ordinaires:
La société a adopté un régime d'options d'achat d'actions (le « régime ») selon lequel les membres du conseil d'administration peuvent, de temps à autre, attribuer des options permettant d'acquérir des actions ordinaires à ses administrateurs, dirigeants, employés et consultants. Les conditions et le prix d'exercice de chaque option sont déterminés par les membres du conseil d'administration.

Le régime stipule que le nombre maximum d'actions ordinaires dans le capital de la société qui pourrait être réservé pour attribution en vertu du régime est égal à 4 228 746 (4 278 746 en 2001) actions ordinaires de la société et le nombre maximal d'actions ordinaires réservées à l'attribution des options à un seul détenteur ne peut dépasser 5 % des actions ordinaires en circulation à la date d'attribution. Les options doivent être exercées au plus tard cinq ans après la date d'attribution.

Le prix d'exercice de chaque option est établi par les membres du conseil d'administration et ne peut être plus bas que la valeur marchande des actions ordinaires à la date d'attribution.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS EXERCICES TERMINÉS LES 31 AOÛT 2002 ET 2001

5- CAPITAL-ACTIONS (suite):

Options d'achat d'actions ordinaires (suite):
Les mouvements dans les options d'achat d'actions de la société se détaillent comme suit :

	2002		2001	
	Nombre d'options	Prix moyen d'exercice $	Nombre d'options	Prix moyen d'exercice $
Solde au début de l'exercice	4 268 746	0.40	4 163 746	0.41
Attribuées	545 000	0.35	520 000	0.23
Expirées	(418 746)	0.78	-	-
Annulées	(150 000)	0.21	(415 000)	0.31
Exercées	(50 000)	0.21	-	-
Solde à la fin de l'exercice	4 195 000	0.36	4 268 746	0.40

Options pouvant être exercées au 31 août 2002:

	Nombre	Prix d'exercice $	Durée de vie restante	
	245 000	0.23 to 0.85	0.6 an	
	200 000	0.85	0.7	
	1 205 000	0.33 to 0.36	1.5	
	200 000	0.33	1.6	
	500 000	0.25	2.3	
	1 180 000	0.36	2.5	
	120 000	0.25 to 0.35	3.2	
	545 000	0.35	4.4	
	4 195 000			

Bons de souscription:
Les bons de souscription en circulation permettent à leur détenteur de souscrire à un nombre équivalent d'actions ordinaires comme suit:

	2002		2001	
	Nombre de bons de souscription	Prix moyen d'exercice $	Nombre de bons de souscription	Prix moyen d'exercice $
Solde au début de l'exercice	13 683 145	0.32	6 240 000	0.32
Émis	4 899 541	0.38	7 443 145	0.32
Exercés	(775 545)	0.30	-	-
Expirés	(7 685 455)	0.33	-	-
Solde à la fin de l'exercice	10 121 686	0.34	13 683 145	0.32

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS EXERCICES TERMINÉS LES 31 AOÛT 2002 ET 2001

5- CAPITAL-ACTIONS (suite):

Bons de souscription pouvant être exercés au 31 août 2002:

	Nombre	Prix d'exercice $	Échéance	
	833 334	0.36	septembre 2002	
	462 500	0.30	octobre 2002	
	3 220 382	0.30	janvier 2003	
	705 929	0.30	février 2003	
	1 592 250	0.33	juillet 2003	
	390 625	0.42	septembre 2003	
	2 916 666	0.40	janvier 2004	
	10 121 686			

Au cours de l'exercice 2000, la société avait vendu 2 000 000 de bons de souscription pour 200 000 $. De ceux-ci, 754 545 ont été exercés en 2002 et un montant de 75 455 $ relatif aux bons de souscription exercés a été transféré au capital-actions. Les bons de souscription non exercés sont venus à échéance en février 2002. Le montant de 124 545 $ issu de la vente des bons de souscription venus à échéance a été transféré dans un compte de surplus d'apport.

6- BILLET À ORDRE:

Deux billets à ordre, sans intérêt, d'un montant de 282 000 $ chacun, pouvant être réglés par l'émetteur au comptant, convertibles au gré de l'émetteur en 805 715 actions par billet au prix de 0,35 $ par action le 31 octobre 2001 et le 30 juin 2002. Le premier billet a été converti en 805 715 actions alors que le deuxième a été réglé au comptant.

2002	2001
-	564 000 $

7- ÉTAT DES FLUX DE TRÉSORERIE:

Informations supplémentaires relatives aux flux de trésorerie:	**2002 $**	**2001 $**
Montants payés durant l'exercice relativement aux:		
Intérêts	11 516	15 079
Éléments liés aux activités de financement et d'investissement n'ayant pas d'incidence sur la trésorerie:		
Frais reportés financés par l'augmentation du montant dû aux administrateurs	50 467	89 883
Acquisition de propriétés minières en échange de l'émission d'actions	780 660	55 000
Frais reportés financés par l'augmentation des comptes à payer	494 247	42 888
Émission d'actions suite à la conversion d'un billet à ordre	282 000	282 000
Émission d'actions en réduction du montant dû aux administrateurs	-	42 000

Notes afférentes aux états financiers consolidés exercices terminés les 31 août 2002 et 2001

8- INSTRUMENTS FINANCIERS:

Juste valeur des instruments financiers:
La valeur comptable des espèces et quasi-espèces, des placements temporaires, des débiteurs et des créditeurs et charges à payer se rapproche de leur juste valeur du fait que les instruments qui s'y rapportent ont une échéance relativement brève.

9- ENVIRONNEMENT:

Les opérations de la société sont régies par des lois gouvernementales concernant la protection de l'environnement. Les conséquences environnementales sont difficilement identifiables, que ce soit au niveau de la résultante, de son échéance ou de son impact. À la date des états financiers consolidés et autant que ses dirigeants puissent en juger, la société exploite son entreprise en conformité avec les lois et les règlements en vigueur. Tout paiement pouvant résulter de la restauration de sites serait comptabilisé aux résultats de l'exercice au cours duquel il sera possible d'en faire une estimation raisonnable.

10-IMPÔTS SUR LE REVENU

Les incidences fiscales des écarts temporaires qui donnent lieu à des actifs d'impôts futurs au 31 août 2002 sont présentées ci-dessous:

	2002 $	2001 $
Actif d'impôts futurs:		
Propriétés minières et frais d'exploration et de développement reportés	5 267 167	4 330 972
Report de pertes en capital	1 686 929	1 924 965
Reports de pertes nettes d'exploitation	1 742 669	1 379 178
Frais d'émission d'actions	135 822	103 091
	8 832 587	7 738 206
Moins la provision pour moins-value	(8 832 587)	(7 738 206)
Impôts futurs	–	–

Au 31 août 2002, la société dispose de pertes autres qu'en capital inutilisées qui peuvent être reportées à des exercices ultérieurs et dont elle peut se prévaloir pour réduire les bénéfices imposables futurs. Les pertes expirent comme suit :

ÉCHÉANCE	Fédéral $	Provincial $
2003	114 683	114 683
2004	701 276	701 276
2005	827 190	827 190
2006	757 050	757 050
2007	525 073	525 073
2008	658 546	658 546
2009	981 728	981 728

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS EXERCICES TERMINÉS LES 31 AOÛT 2002 ET 2001

11-OPÉRATIONS ENTRE APPARENTÉS:

La société a effectué, avec des administrateurs ou avec des sociétés dont les administrateurs et les actionnaires sont également administrateurs de la société, les opérations suivantes:

	2002	**2001**
Honoraires	$139,452	$115 498

Les opérations sont conclues dans le cours normal des activités de la société et sont mesurées en fonction de leur valeur d'échange, soit le montant de la contrepartie convenue entre les parties aux accords. Le montant dû aux administrateurs ne porte pas intérêt et ne comporte pas de conditions précises de remboursement.

12-ENGAGEMENTS:

En vertu de l'entente signée avec Ototinana Regional Marine Mineral Exploration (Pty) Ltd. (« ORMME »), la société s'est engagée à investir au moins 5 % de ses dépenses d'exploration pour des programmes d'emplois et de formation dans différents secteurs de l'économie relative à l'industrie minière. De plus, lorsque la production commerciale débutera, la société s'est engagée à verser une subvention spéciale de 1 % de ses revenus bruts générés par l'exploitation commerciale de ses propriétés minières diamantifères marines namibiennes.

13-ÉVÉNEMENT POSTÉRIEUR À LA DATE DU BILAN:

Augmentation à 70 % de la participation dans la concession Woduna (bloc J):

Le 25 septembre 2002, la société a augmenté sa participation de 10 % dans la concession Woduna (bloc J) par un versement de 825 000 $ NA (119 500 $ CDN), tel que stipulé dans l'entente de coparticipation.